SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: FY11 Part 5 of 5

Part 5 of 5

MCEV Supplement

Condensed consolidated income statement - MCEV basis

For the year ended 31 December 2011

			2011 £m			Restated 2010 £m
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Operating profit before tax attributable to shareholders' profits
United Kingdom	1,193	-	1,193	1,085	-	1,085
Europe	1,617	270	1,887	2,013	83	2,096
North America	241	-	241	289	-	289
Asia Pacific	78	-	78	109	-	109
Long-term business	3,129	270	3,399	3,496	83	3,579
General insurance and health	935	1	936	904	146	1,050
Fund management1	32	9	41	31	94	125
Other operations and regional costs2	(204)	7	(197)	(171)	(24)	(195)
Regional Operating Profit	3,892	287	4,179	4,260	299	4,559
Corporate centre	(138)	-	(138)	(143)	-	(143)
Group debt costs and other interest	(657)	(4)	(661)	(644)	(12)	(656)
Operating profit before tax attributable to shareholders' profits (excluding Delta Lloyd as an associate)	3,097	283	3,380	3,473	287	3,760
Share of operating profit (before tax) of Delta Lloyd as an associate	157	-	157	-	-	-
Operating profit before tax attributable to shareholders' profits	3,254	283	3,537	3,473	287	3,760
Adjusted for the following:
Economic variances on long-term business	(6,541)	(316)	(6,857)	(450)	(71)	(521)
Short-term fluctuation in return on investments on non-long term business	(266)	(60)	(326)	(199)	(44)	(243)
Economic assumption changes on general insurance and health business	(90)	-	(90)	(61)	-	(61)
Impairment of goodwill	(392)	-	(392)	(23)	(1)	(24)
Amortisation and impairment of intangibles	(266)	(5)	(271)	(173)	(14)	(187)
Profit on the disposal of subsidiaries and associates	565	159	724	163	(4)	159
Integration and restructuring costs	(212)	-	(212)	(294)	(18)	(312)
Exceptional items	(57)	-	(57)	(303)	(125)	(428)
Non-operating items before tax (excluding Delta Lloyd as an associate)	(7,259)	(222)	(7,481)	(1,340)	(277)	(1,617)
Share of Delta Lloyd's non-operating items (before tax) as an associate	10	-	10	-	-	-
Non-operating items before tax	(7,249)	(222)	(7,471)	(1,340)	(277)	(1,617)
Share of Delta Lloyd's tax expense, as an associate	(34)	-	(34)	-	-	-
(Loss)/profit before tax attributable to shareholders profits	(4,029)	61	(3,968)	2,133	10	2,143
Tax on operating profit	(974)	(74)	(1,048)	(1,044)	(79)	(1,123)
Tax on other activities	2,217	98	2,315	372	82	454
	1,243	24	1,267	(672)	3	(669)
(Loss)/profit for the year	(2,786)	85	(2,701)	1,461	13	1,474

1
Excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arises from the provision of fund management services to our life businesses.

These results are included within the life MCEV operating earnings consistent with the MCEV methodology.
2	Excludes the proportion of the results of subsidiaries providing services to the Life business. These results are included within the life MCEV operating earnings consistent with the MCEV methodology.

Earnings per share - MCEV basis

Earnings per share	2011			Restated 2010
	Continuing operations	Discontinued operations	Total	Continuing operations	Discontinued operations	Total
Operating earnings per share on an MCEV basis after tax, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	71.3p	3.8p	75.1p	74.5p	2.8p	77.3p
Diluted (pence per share)	70.0p	3.8p	73.8p	73.2p	2.8p	76.0p
Earnings after tax on an MCEV basis, attributable to ordinary shareholders of Aviva plc
Basic (pence per share)	(67.3p)	4.0p	(63.3p)	48.4p	1.0p	49.4p
Diluted (pence per share)	(67.3p)	3.9p	(63.3p)	47.6p	1.0p	48.6p

The effect of future share awards and options in the loss from continuing operations and total is anti-dilutive, therefore the diluted earnings per share has been maintained at (67.3) pence and (63.3) pence respectively.

Total MCEV operating profit before shareholder tax was £3,537 million (2010: £3,760 million), a decrease of 6%. Within this total the long-term business operating profit before shareholder tax was £3,399 million (2010: £3,579 million), a decrease of 5%.

Condensed consolidated statement of comprehensive income - MCEV basis

For the year ended 31 December 2011

	2011 £m	Restated 2010 £m
(Loss)/profit for the year from continuing operations	(2,786)	1,461
Profit for the year from discontinued operations	85	13
(Loss)/profit from the period	(2,701)	1,474
Other comprehensive income from continuing operations
Fair value losses on AFS securities, owner-occupied properties and hedging instruments	(9)	-
Actuarial gains on pension schemes	996	1,078
Actuarial losses on pension schemes transferred to unallocated divisible surplus and other movements	(22)	(18)
Share of other comprehensive income of joint ventures and associates	(141)	-
Foreign exchange rate movements	(461)	(57)
Aggregate tax effect - shareholder tax	(160)	37
Other comprehensive income, net of tax from continuing operations	203	1,040
Other comprehensive income/(expense), net of tax from discontinued operations	131	(198)
Other comprehensive income, net of tax	334	842
Total comprehensive (expense)/income for the year from continuing operations	(2,583)	2,501
Total comprehensive income/(expense) for the year from discontinued operations	216	(185)
Total comprehensive (expense)/income for the year	(2,367)	2,316
Attributable to:
Equity shareholders of Aviva plc	(1,419)	2,445
Non-controlling interests	(948)	(129)
	(2,367)	2,316

Condensed consolidated statement of changes in equity - MCEV basis

For the year ended 31 December 2011

	2011 £m	Restated 2010 £m
Balance at 1 January	20,205	18,573
Total comprehensive (expense)/income for the year	(2,367)	2,316
Dividends and appropriations	(813)	(757)
Shares issued in lieu of dividends	307	209
Capital contributions from minority shareholders	68	42
Movements in ordinary shareholder equity following deconsolidation of Delta Lloyd	(316)	-
Movements in non-controlling interests following deconsolidation of Delta Lloyd	(1,484)	-
Minority share of dividends declared in the year	(126)	(187)
Recycling of reserves to income statement on disposal of subsidiary	(3)	-
Non-controlling interest in acquired subsidiaries	-	3
Changes in non-controlling interest in existing subsidiaries	(11)	(38)
Shares acquired by employee trusts	(29)	(14)
Reserves credit for equity compensation plans	48	41
Aggregate tax effect - shareholder tax	16	17
Total equity	15,495	20,205
Non-controlling interests	(1,476)	(3,977)
Balance at 31 December	14,019	16,228

Condensed consolidated statement of financial position - MCEV basis

As at 31 December 2011

	2011 £m	Restated 2010 £m
Assets
Goodwill	2,640	3,391
Acquired value of in-force business and intangible assets	2,021	2,806
Additional value of in-force long-term business1	132	2,480
Interests in, and loans to, joint ventures	1,700	1,994
Interests in, and loans to, associates	1,118	643
Property and equipment	510	750
Investment property	11,638	13,064
Loans	28,116	43,074
Financial investments	216,058	253,288
Reinsurance assets	7,112	7,084
Deferred tax assets	238	288
Current tax assets	140	198
Receivables	7,937	8,295
Deferred acquisition costs and other assets	6,444	6,072
Prepayments and accrued income	3,235	3,691
Cash and cash equivalents	23,043	25,455
Assets of operations classified as held for sale	426	14
Total assets	312,508	372,587
Equity
Ordinary share capital	726	705
Capital reserves	4,444	4,465
Other reserves	1,262	2,069
Shares held by employee trusts	(43)	(32)
Retained earnings	5,954	5,411
Additional retained earnings on an MCEV basis1	486	2,420
Equity attributable to ordinary shareholders of Aviva plc	12,829	15,038
Preference share capital and direct capital instruments	1,190	1,190
Non-controlling interests1	1,476	3,977
Total equity	15,495	20,205
Liabilities
Gross insurance liabilities	150,101	177,700
Gross liabilities for investment contracts	110,644	117,787
Unallocated divisible surplus	650	3,428
Net asset value attributable to unit holders	10,352	9,032
Provisions	992	2,943
Deferred tax liabilities	1,171	1,758
Current tax liabilities	232	314
Borrowings	8,450	14,949
Payables and other financial liabilities	11,230	20,292
Other liabilities	2,828	4,179
Liabilities of operations classified as held for sale	363	-
Total liabilities	297,013	352,382
Total equity and liabilities	312,508	372,587

The summarised consolidated statement of financial position presented above is unaltered from the corresponding IFRS summarised consolidated statement of financial position with the exception of the following:

1
Adding the excess of the Life MCEV, including non-controlling interests, over the corresponding Life IFRS net assets represented as the additional value of in-force long-term business; corresponding item within equity represented by the additional retained profit on an MCEV basis; and, corresponding adjustments to non-controlling interests.

Reconciliation of shareholders' equity on IFRS and MCEV bases

For the year ended 31 December 2011

2011 £m	IFRS £m	Adjustment £m	MCEV £m
Ordinary share capital	726	-	726
Capital reserves	4,444	-	4,444
Other reserves	1,562	(300)	1,262
Shares held by employee trusts	(43)	-	(43)
Retained earnings	5,954	-	5,954
Additional retained earnings on an MCEV basis	-	486	486
Equity attributable to ordinary shareholders of Aviva plc	12,643	186	12,829
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	1,530	(54)	1,476
Total equity	15,363	132	15,495

2010 £m	IFRS £m	Adjustment £m	Restated MCEV £m
Ordinary share capital	705	-	705
Capital reserves	4,465	-	4,465
Other reserves	2,245	(176)	2,069
Shares held by employee trusts	(32)	-	(32)
Retained earnings	5,411	-	5,411
Additional retained earnings on an MCEV basis	-	2,420	2,420
Equity attributable to ordinary shareholders of Aviva plc	12,794	2,244	15,038
Preference share capital	200	-	200
Direct capital instruments	990	-	990
Non-controlling interests	3,741	236	3,977
Total equity	17,725	2,480	20,205

Reconciliation of IFRS total equity to MCEV net worth

For the year ended 31 December 2011

	2011 £m	Restated 2010 £m
Net assets on a statutory IFRS net basis	15,363	17,725
Adjusting for general business and other net assets on a statutory IFRS net basis	301	1,331
Life and related businesses net assets on a statutory IFRS net basis	15,664	19,056
Goodwill and other intangibles	(2,117)	(2,356)
Acquired value of in-force business	(960)	(1,447)
Adjustment for share of joint ventures and associates	(7)	(120)
Adjustment for assets to regulatory value net of tax	(1,880)	(890)
Adjustment for DAC and DIR net of tax	(2,622)	(2,839)
Adjustment for differences in technical provisions	2,904	1,303
Other accounting and tax differences	(507)	(505)
MCEV net worth	10,475	12,202
MCEV value of in-force1	2,619	6,805
MCEV2	13,094	19,007

1
Comprises PVFP of £5,847 million (31 December 2010: £9,952 million), FC of £(642) million (31 December 2010: £(884) million), CNHR of £(1,046) million (31 December 2010: £(1,070) million), and TVOG of £(1,540) million

(31 December 2010: £(1,193) million).
2	Comprises embedded value of £12,274 million (31 December 2010: £15,874 million) and non-controlling interest in long-term business assets of £820 million (31 December 2010: £3,133 million).

Movements in the reconciling items during the period arise mainly from the deconsolidation of Delta Lloyd on 6th May and consequent removal of Delta Lloyd life business from covered business.
The adjustment for assets to regulatory value and differences in technical provisions relates mainly to the US, reflecting differences between the IFRS and local solvency reserving basis. The DAC and DIR adjustment relates mainly to the UK and US.

Group MCEV analysis of earnings

2011 £m	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening group MCEV	15,874	2,339	18,213	(1,985)	354	16,228
Operating MCEV earnings	2,193	-	2,193	4	4	2,197
Non-operating MCEV earnings	(3,530)	(218)	(3,748)	(189)	(407)	(3,937)
Total MCEV earnings	(1,337)	(218)	(1,555)	(185)	(403)	(1,740)
Other movements in IFRS net equity	-	412	412	270	682	682
Capital and dividend flows	(493)	-	(493)	(297)	(297)	(790)
Foreign exchange variances	(251)	(30)	(281)	(80)	(110)	(361)
Acquired/divested businesses	(1,519)	30	(1,489)	1,489	1,519	-
Closing group MCEV	12,274	2,533	14,807	(788)	1,745	14,019
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						12,829

1	Covered business represents the business that the MCEV calculations cover, as detailed in the Basis of preparation note. The embedded value is presented net of non-controlling interests and tax.
2
Non-covered but related to life business represents the adjustments to the MCEV, including goodwill, to calculate the long-term business net assets on an MCEV basis. An analysis of net assets on an MCEV basis gross of non-controlling interests is provided in E6.

3	Net assets for the total life businesses on an MCEV basis presented net of non-controlling interests.

Restated 2010 £m	Covered business1 £m A	Non-covered but related to life business2 £m B	Total life business3 £m A+B	Non-covered relating to non-life £m C	Total non-covered business £m B+C	Total £m A+B+C
Opening group MCEV	15,070	2,055	17,125	(2,831)	(776)	14,294
Operating MCEV earnings	2,199	-	2,199	12	12	2,211
Non-operating MCEV earnings	(633)	(63)	(696)	(79)	(142)	(775)
Total MCEV earnings	1,566	(63)	1,503	(67)	(130)	1,436
Other movements in IFRS net equity	-	525	525	536	1,061	1,061
Capital and dividend flows	(1,020)	-	(1,020)	509	509	(511)
Foreign exchange variances	(167)	2	(165)	113	115	(52)
Acquired/divested businesses	425	(180)	245	(245)	(425)	-
Closing group MCEV	15,874	2,339	18,213	(1,985)	354	16,228
Preference share capital and direct capital instruments						(1,190)
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis						15,038

E1 - Basis of preparation

The condensed consolidated income statement and condensed consolidated statement of financial position on pages 156 to 157 present the Group's results and financial position for the life and related businesses on the Market Consistent Embedded Value (MCEV) basis and for its non-covered businesses on the International Financial Reporting Standards (IFRS) basis. The MCEV methodology adopted is in accordance with the MCEV Principles published by the CFO Forum in October 2009.
      The directors consider that the MCEV methodology gives useful insight into the drivers of financial performance of the Group's life and related businesses. This basis values future cash flows from assets consistently with market prices, including more explicit allowance for the impact of uncertainty in future investment returns and other risks. Embedded value is also consistent with the way pricing is assessed and the business is managed.
      The results for 2011 and 2010 have been audited by our auditors, Ernst & Young LLP. Their report in respect of 2011 can be found on page 360 in the Report and Accounts.

Covered business
The MCEV calculations cover the following lines of business: life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of certain life and related business written in our associated undertakings and joint ventures, as well as the equity release business written in the UK.
      Covered business includes the Group's share of our joint ventures including our associated undertakings in India, China, Turkey, Malaysia, Taiwan and South Korea. In addition, the results of group companies providing significant administration, fund management and other services and of Group holding companies have been included to the extent that they relate to covered business. Together these businesses are referred to as 'Life and related businesses'.
      Aviva's associate holding of Delta Lloyd is not included within covered business as MCEV is not used to manage Delta Lloyd. For 'Group' MCEV reporting, which includes general insurance and other non-covered business, Delta Lloyd is included on an IFRS basis.

New business premiums
New business premiums include:
■	premiums arising from the sale of new contracts during the period;
■	non-contractual additional premiums; and
■	expected renewals on new contracts and expected future contractual alterations to new contracts.

The Group's definition of new business under MCEV includes contracts that meet the definition of 'non-participating investment' contracts under IFRS.
      For products sold to individuals, premiums are considered to represent new business where a new contract has been signed, or where underwriting has been performed. Renewal premiums include contractual renewals, non-contractual variations that are reasonably predictable and recurrent single premiums that are pre-defined and reasonably predictable.
      For Group products, new business includes new contracts and increases to aggregate premiums under existing contracts. Renewal premiums are based on the level of premium received during the reporting period and allow for premiums expected to be received beyond the expiry of any guaranteed premium rates.

Life and pensions operating earnings
For life and pensions operating earnings, Aviva uses normalised investment returns. The use of asset risk premia reflects management's long-term expectations of asset returns in excess of the swap yield from investing in different asset classes.
      The normalised investment return on equities and property has been calculated by reference to the ten year swap rate in the relevant currency plus an appropriate risk premium. The expected return on bonds has been calculated by reference to the swap rate consistent with the duration of the backing assets in the relevant currency plus an appropriate risk margin (expected return is equivalent to the gross redemption yield less an allowance for defaults).
      The expected existing business contribution (in excess of reference rate) is calculated using the implied discount rate (IDR), which itself is based on the normalised investment returns. The methodology applies the IDR to the Value of In Force (VIF) and Required Capital (RC) components of the MCEV and adds to this the total expected return for Free Surplus (FS) to derive the total expected return, in a manner consistent with that previously used under European Embedded Value reporting. This total is presented as the expected existing business contribution (reference rate), expected existing business contribution (in excess of reference rate) and expected return on shareholders' net worth (grossed up for tax for pre-tax presentation), with only the excess contribution being impacted by the change. The change to expected returns has no impact on total return or on the closing balance sheet.

E1 - Basis of preparation continued

MCEV methodology
Overview
Under the MCEV methodology, profit is recognised as it is earned over the life of products defined within covered business. The total profit recognised over the lifetime of a policy is the same as under the IFRS basis of reporting, but the timing of recognition is different.

Calculation of the embedded value
The shareholders' interest in the life and related businesses is represented by the embedded value. The embedded value is the total of the net worth of the life and related businesses and the value of in-force covered business. Calculations are performed separately for each business and are based on the cash flows of that business, after allowing for both external and intra-group reinsurance. Where one life business has an interest in another, the net worth of that business excludes the interest in the dependent company.
      The embedded value is calculated on an after-tax basis applying current legislation and practice together with future known changes. Where gross results are presented, these have been calculated by grossing up post-tax results at the full rate of corporation tax for each country based on opening period tax rates, apart from the UK, where a 26% tax rate was used for 2011 for grossing up.

Net worth
The net worth is the market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.
      Required capital is the market value of assets attributed to the covered business over and above that required to back liabilities for covered business, for which distribution to shareholders is restricted. Required capital is reported net of implicit items permitted on a local regulatory basis to cover minimum solvency margins which are assessed at a local entity level. The level of required capital for each business unit is generally set equal to the higher of:
■	The level of capital at which the local regulator is empowered to take action;
■	The capital requirement of the business unit under the Group's economic capital requirements; and
■	The target capital level of the business unit.

For Aviva US, the required capital is set at 325% of the NAIC Company Action Level in line with management targets and target credit ratings.
      This methodology reflects the level of capital considered by the directors to be appropriate to manage the business, and includes any additional shareholder funds not available for distribution, such as the reattributed inherited estate in the UK. The same definition of required capital is used for both existing and new business.
      The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. The level of required capital across the business units expressed as a percentage of the EU minimum solvency margin (or equivalent) can be found in E14.

Value of in-force covered business (VIF)
The value of in-force covered business consists of the following components:
■	present value of future profits;
■	time value of financial options and guarantees;
■	frictional costs of required capital; and
■	cost of residual non-hedgeable risks.

Present value of future profits (PVFP)
The PVFP is the present value of the distributable profits to shareholders arising from the in-force covered business projected on a best estimate basis.
      Distributable profits generally arise when they are released following actuarial valuations. These valuations are carried out in accordance with any local statutory requirements designed to ensure and demonstrate solvency in long-term business funds. Future distributable profits will depend on experience in a number of areas such as investment return, discontinuance rates, mortality, administration costs, as well as management and policyholder actions. Releases to shareholders arising in future years from the in-force covered business and associated required capital can be projected using assumptions of future experience.
      Future profits are projected using best estimate non-economic assumptions and market consistent economic assumptions. In principle, each cash flow is discounted at a rate that appropriately reflects the riskiness of that cash flow, so higher risk cash flows are discounted at higher rates. In practice, the PVFP is calculated using the 'certainty equivalent' approach, under which the reference rate is used for both the investment return and the discount rate. This approach ensures that asset cash flows are valued consistently with the market prices of assets without options and guarantees. Further information on the risk-free rates is given in note E14.
      The PVFP includes the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business. This is referred to as the 'look through' into service company expenses. In addition, expenses arising in holding companies that relate directly to acquiring or maintaining covered business have been allowed for. Where external companies provide services to the life and related businesses, their charges have been allowed for in the underlying projected cost base.

E1 - Basis of preparation continued

Time value of financial options and guarantees (TVOG)
The PVFP calculation is based on a single (base) economic scenario; however, a single scenario cannot appropriately allow for the effect of certain product features. If an option or guarantee affects shareholder cash flows in the base scenario, the impact is included in the PVFP and is referred to as the intrinsic value of the option guarantee; however, future investment returns are uncertain and the actual impact on shareholder profits may be higher or lower. The value of in-force business needs to be adjusted for the impact of the range of potential future outcomes. Stochastic modelling techniques can be used to assess the impact of potential future outcomes, and the difference between the intrinsic value and the total stochastic value is referred to as the time value of the option or guarantee.
      Stochastic modelling typically involves projecting the future cash flows of the business under thousands of economic scenarios that are representative of the possible future outcomes for market variables such as interest rates and equity returns. Under a market consistent approach, the economic scenarios generated reflect the market's tendency towards risk aversion. Allowance is made, where appropriate, for the effect of management and/or policyholder actions in different economic conditions on future assumptions such as asset mix, bonus rates and surrender rates.
      Stochastic models are calibrated to market yield curves and volatility levels at the valuation date. Tests are performed to confirm that the scenarios used produce results that replicate the market price of traded instruments.
      Where evidence exists that persistency rates are linked to economic scenarios, dynamic lapse assumptions are set that vary depending on the individual scenarios. This cost is included in the TVOG. Dynamic lapses are modelled for parts of the UK, US and French businesses. Asymmetries in non-economic assumptions that are linked to economic scenarios, but that have insufficient evidence for credible dynamic assumptions, are allowed for within mean best estimate assumptions.

Frictional costs of required capital
The additional costs to a shareholder of holding the assets backing required capital within an insurance company rather than directly in the market are called frictional costs. They are explicitly deducted from the PVFP. The additional costs allowed for are the taxation costs and any additional investment expenses on the assets backing the required capital. The level of required capital has been set out above in the net worth section.
      Frictional costs are calculated by projecting forwards the future levels of required capital. Tax on investment return and investment expenses are payable on the assets backing required capital, up until the point that they are released to shareholders.

Cost of residual non-hedgeable risks (CNHR)
The cost of residual non-hedgeable risks (CNHR) covers risks not already allowed for in the time value of options and guarantees or the PVFP. The allowance includes the impact of both non-hedgeable financial and non-financial risks. The most significant risk not included in the PVFP or TVOG is operational risk.
      Asymmetric risks allowed for in the TVOG or PVFP are described earlier in the basis of preparation. No allowance has been made within the cost of non-hedgeable risk for symmetrical risks as these are diversifiable by investors.

US capital solutions
Credit has been taken within the US embedded value, and value of new business, for the anticipated reduction in capital requirements based on management's intention to enact transactions which allow recognition of additional assets that can be held against certain reserves, reducing shareholder capital requirements. By the end of 2011 transactions have been enacted for business written from 2006 to 2011.

US new business tax
US new business has been valued on a basis with tax applied at the full corporation rate and consequential movements in the value of the Deferred Tax Asset included as a variance within existing business operating return.

Participating business
Future regular bonuses on participating business are projected in a manner consistent with current bonus rates and expected future market-consistent returns on assets deemed to back the policies.
      For with-profit funds in the UK and Ireland, for the purpose of recognising the value of the estate, it is assumed that terminal bonuses are increased to exhaust all of the assets in the fund over the future lifetime of the in-force with-profit policies. However, under stochastic modelling there may be some extreme economic scenarios when the total assets in the Group's with-profit funds are not sufficient to pay all policyholder claims. The average additional shareholder cost arising from this shortfall has been included in the TVOG.
      For profit-sharing business in continental Europe, where policy benefits and shareholder value depend on the timing of realising gains, the apportionment of unrealised gains between policyholders and shareholders reflect contractual requirements as well as existing practice. Under certain economic scenarios where additional shareholder injections are required to meet policyholder payments, the average additional cost has been included in the TVOG.

E1 - Basis of preparation continued

The embedded value of the US spread-based products anticipates the application of management discretion allowed for contractually within the policies, subject to contractual guarantees. This includes the ability to change the crediting rates and indexed strategies available within the policy. Consideration is taken of the economic environment assumed in future projections and returns in excess of the reference rate are not assumed. Anticipated market and policyholder reaction to management action has been considered.

Consolidation adjustments
The effect of transactions between Group life companies such as loans and reinsurance arrangements have been included in the results split by territory in a consistent manner. No elimination is required on consolidation.
      As the MCEV methodology incorporates the impact of profits and losses arising from subsidiary companies providing administration, investment management and other services to the Group's life companies, the equivalent profits and losses have been removed from the relevant segment (non-insurance or fund management) and are instead included within the results of life and related businesses. In addition, the underlying basis of calculation for these profits has changed from the IFRS basis to the MCEV basis.
      The capitalised value of the future profits and losses from such service companies are included in the embedded value and value of new business calculations for the relevant business, but the net assets (representing historical profits and other amounts) remain under non-insurance or fund management. In order to reconcile the profits arising in the financial period within each segment with the assets on the opening and closing statement of financial positions, a transfer of IFRS profits from life and related business to the appropriate segment is deemed to occur. An equivalent approach has been adopted for expenses within our holding companies.
The assessments of goodwill, intangibles and pension schemes relating to life insurance business utilise the IFRS measurement basis.

Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone and the US.
      The results and cash flows of these operations have been translated at the average rates for that period and the assets and liabilities have been translated at the period end rates. Please refer to note A2 on page 44 of the IFRS financial statements.

Restatement
The 2010 opening and closing embedded values have been restated for the US, primarily reflecting modelling corrections to the valuation of certain life contracts and an overstatement of asset income identified in 2011. The resulting impact of the restatement was that the opening 2010 embedded value increased by £12 million and the closing 2010 embedded value reduced by £257 million, with no impact on operating profit.

Impact of Delta Lloyd disposal
On 6 May 2011, the Group sold 25 million shares in Delta Lloyd N.V. ("Delta Lloyd") (the Group's Dutch long-term insurance, general insurance and fund management subsidiary), reducing our holding to approximately 43% of Delta Lloyd's ordinary share capital.
      In line with IFRS, up to the date of partial disposal, Delta Lloyd has been presented as a discontinued operation. Following the partial disposal, when Delta Lloyd became an associate of Aviva, Delta Lloyd has been removed from covered business as it is not managed by either Aviva or Delta Lloyd on an MCEV basis. The impact on MCEV as at 6 May 2011 is a reduction of £1,519 million.

E2 - Geographical analysis of life MCEV operating earnings

						2011
Gross of tax and non-controlling interest	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	380	369	(131)	71	689	1	690
Earnings from existing business:
- expected returns at the reference rate	214	274	62	16	566	19	585
- expected returns in excess of the reference rate	340	334	515	10	1,199	109	1,308
- expected returns	554	608	577	26	1,765	128	1,893
- experience variances	116	41	(98)	(13)	46	3	49
- operating assumption changes	(11)	178	(115)	(11)	41	99	140
Expected return on shareholders' net worth	147	184	64	16	411	41	452
Other operating variances	7	237	(56)	(11)	177	(2)	175
Operating earnings before tax	1,193	1,617	241	78	3,129	270	3,399

						2010
Gross of tax and non-controlling interest	United Kingdom £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	354	504	(194)	52	716	(92)	624
Earnings from existing business:
- expected returns at the reference rate	169	244	20	20	453	49	502
- expected returns in excess of the reference rate	425	357	401	25	1,208	181	1,389
- expected returns	594	601	421	45	1,661	230	1,891
- experience variances	(20)	147	(7)	(28)	92	(16)	76
- operating assumption changes	(18)	338	(146)	13	187	(320)	(133)
Expected return on shareholders' net worth	179	152	82	12	425	124	549
Other operating variances	(4)	271	133	15	415	157	572
Operating earnings before tax	1,085	2,013	289	109	3,496	83	3,579

United Kingdom
MCEV operating earnings were 10% higher at £1,193 million (2010: £1,085 million) mainly due to increases in the value of new business and experience variances, partly offset by lower expected return.

Value of new business grew 7% to £380 million (2010: £354 million) due to our focus on value maximisation through active management of our new business mix, robust cost control and pricing discipline.

Total expected return decreased by 9% to £701 million (2010: £773 million) as a result of a lower opening implied discount rate, albeit on a higher embedded value.

Experience variances of £116 million (2010: £20 million adverse) primarily reflect benefits from the Part VII transfer of the former RBS JV business, partly offset by £30 million adverse project expenditures due to increased level of regulatory change.

Assumption changes were £11 million adverse (2010: £18 million adverse) reflecting the strengthening of mortality and morbidity rates.

Aviva Europe
MCEV operating earnings decreased 20% to £1,617 million (2010: £2,013 million) as operating variances and assumption changes were less favourable than in the prior period. Additionally, our lower new business volumes, as a result of our focus on value over volume, have led to a corresponding decline in the value of new business.

Value of new business was 27% lower at £369 million (2010: £504 million) following lower sales in Spain and management action to reduce sales of profit-sharing products in Italy and, to a lesser extent, in France.

Total expected return increased by 5% to £792 million (2010: £753 million) due to increased yields on shareholders' net worth.

Experience variances were favourable at £41 million (2010: £147 million) following positive mortality and other experience across the region, partly offset by adverse expenses in France and Ireland and lapse experience in Ireland.

Assumption changes on existing business were favourable at £178 million (2010: £338 million) primarily reflecting positive impact of changes to mortality and lapse assumptions in France and changes to assumed expense levels and management actions in relation to product charges in Poland, offset by adverse impacts of lapse and expense changes in Ireland, Italy, Spain and Other Europe.

Other operating variances were positive at £237 million (2010: £271 million). These largely arose in France and relate to modelling refinements of £324 million, offset by adverse modelling refinements in Italy of £110 million.

E2 - Geographical analysis of life MCEV operating earnings continued

North America
MCEV operating earnings decreased 17% to £241 million (2010: £289 million) as higher expected return and improved value of new business were more than offset by adverse experience, operating assumption changes and other operating variances.

Value of new business of negative £131 million (2010: £194 million negative) reflects the continuing adverse economic environment with low risk free rates. The year on year improvement results from product actions, together with assumption and modelling changes, that more than offset adverse economic movements.

Total expected return increased by 27% to £641 million (2010: £503 million) reflecting a higher implied discount rate.

Operating experience and assumption changes on existing business were £213 million adverse (2010: £153 million adverse) reflecting adverse expense and mortality experience, the strengthening of future expense assumptions and revisions to policyholder behaviour and annuity spread assumptions.

Other operating variances were £56 million adverse (2010: £133 million favourable), primarily reflecting the marginal impact of new business on the value of deferred tax losses.

Asia Pacific
MCEV operating earnings were 28% lower at £78 million (2010: £109 million) as the higher value of new business was more than offset by lower expected return and adverse impacts of existing business.

Value of new business was 37% higher at £71 million (2010: £52 million), reflecting improved scale efficiencies, product mix and volumes.

Total expected return decreased by 26% to £42 million (2010: £57 million), as a result of lower implied discount rates.

Operating experience variances, other operating variances and assumption changes on existing business were adverse £35 million (2010: nil), primarily reflecting adverse lapse experience and assumption strengthening.

E2 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interests 2011	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	380	142	(4)	75	45	86	25	369	(131)	71	689	1	690
Earnings from existing business
- expected existing business contribution (reference rate)	214	113	14	23	72	34	18	274	62	16	566	19	585
- expected existing business contribution (in excess of reference rate)	340	140	26	72	20	72	4	334	515	10	1,199	109	1,308
Experience variances
- maintenance expense1	2	(14)	(8)	(7)	6	2	2	(19)	(46)	-	(63)	(1)	(64)
- project and other related expenses1	(30)	(15)	(1)	-	-	(1)	(1)	(18)	(16)	(4)	(68)	4	(64)
- mortality/morbidity2	2	33	2	11	12	(5)	2	55	(28)	7	36	(8)	28
- lapses3	(11)	9	(12)	2	4	-	(5)	(2)	5	(14)	(22)	(1)	(23)
- other4	153	13	(4)	7	9	-	-	25	(13)	(2)	163	9	172
	116	26	(23)	13	31	(4)	(2)	41	(98)	(13)	46	3	49
Operating assumption changes:
- maintenance expense5	63	11	(65)	(28)	51	(4)	(2)	(37)	(54)	19	(9)	100	91
- project and other related expenses5	(65)	(4)	-	-	-	-	-	(4)	-	-	(69)	-	(69)
- mortality/morbidity6	(18)	163	-	-	22	(16)	6	175	-	(6)	151	(1)	150
- lapses7	(1)	107	(57)	(5)	37	(65)	(30)	(13)	(136)	(24)	(174)	-	(174)
- other8	10	(33)	-	(28)	117	-	1	57	75	-	142	-	142
	(11)	244	(122)	(61)	227	(85)	(25)	178	(115)	(11)	41	99	140
Expected return on shareholders' net worth	147	60	30	47	10	32	5	184	64	16	411	41	452
Other operating variances9	7	352	(12)	(95)	5	2	(15)	237	(56)	(11)	177	(2)	175
Earnings before tax and non-controlling interests	1,193	1,077	(91)	74	410	137	10	1,617	241	78	3,129	270	3,399

1	Adverse expense experience occurred across a number of businesses.
2
Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France. Adverse experience reflects normal volatility in mortality and increased retention limits in the US.

3	Persistency experience continues to be somewhat volatile across our businesses. Asia reflects an accumulation of small adverse experience across businesses.
4	Other experience includes tax benefits from the transfer of former RBS joint venture business into the long-term fund in the UK.
5	Maintenance and project expense assumptions have been revised in many regions with a broadly neutral impact on continuing business and a benefit from restructuring in Delta Lloyd.
6	Mortality assumptions have been updated in France reflecting experience.
7
Persistency assumptions have been updated in a number of businesses reflecting lower expected lapses in France (AFER), increases due to the economic environment in Ireland and Spain, and, in the US, revisions to dynamic policyholder lapse behaviour.

8
Other operating assumption changes in Poland relate to a change to assumed management actions in relation to product charges, and, in the US, revisions to policyholder utilisation of rider benefits offset by revisions to annuity spread assumptions.

9
Other operating variances relate to modelling changes and the release of a modelling provision in France, and modelling refinements in Italy, and, in the US, the marginal impact of new business on the value of deferred tax losses, with cost of capital transactions and model refinements broadly offsetting.

E2 - Geographical analysis of life MCEV operating earnings continued

Gross of tax and non-controlling interests 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	354	175	1	142	40	128	18	504	(194)	52	716	(92)	624
Earnings from existing business
- expected existing business contribution (reference rate)	169	98	12	13	74	34	13	244	20	20	453	49	502
- expected existing business contribution (in excess of reference rate)	425	183	30	34	25	76	9	357	401	25	1,208	181	1,389
Experience variances
- maintenance expense1	12	(25)	6	(11)	5	(1)	5	(21)	(16)	(2)	(27)	(21)	(48)
- project and other related expenses1	(8)	(5)	(2)	-	-	(2)	(5)	(14)	(18)	(3)	(43)	(4)	(47)
- mortality/morbidity2	23	27	3	(4)	13	2	3	44	(7)	9	69	13	82
- lapses3	(29)	27	(10)	18	(1)	(11)	(11)	12	(3)	(27)	(47)	5	(42)
- other4	(18)	93	(4)	12	14	3	8	126	37	(5)	140	(9)	131
	(20)	117	(7)	15	31	(9)	-	147	(7)	(28)	92	(16)	76
Operating assumption changes:
- maintenance expense5	83	31	(3)	(11)	140	132	-	289	(88)	8	292	220	512
- project and other\related expenses5	(92)	-	-	-	-	-	-	-	-	-	(92)	(6)	(98)
- mortality/morbidity6	2	57	7	1	7	(2)	-	70	(64)	17	25	(470)	(445)
- lapses7	(3)	(12)	(17)	39	13	(49)	(7)	(33)	6	(12)	(42)	(52)	(94)
- other	(8)	4	-	(2)	8	-	2	12	-	-	4	(12)	(8)
	(18)	80	(13)	27	168	81	(5)	338	(146)	13	187	(320)	(133)
Expected return on shareholders' net worth	179	47	20	50	9	18	8	152	82	12	425	124	549
Other operating variances8	(4)	271	(6)	(15)	30	(9)	-	271	133	15	415	157	572
Earnings before tax and non-controlling interests	1,085	971	37	266	377	319	43	2,013	289	109	3,496	83	3,579

1	Adverse expense experience occurred across a number of businesses.
2	Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France and the UK Annuity business.
3
Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short-term provision.

4	Other experience includes, in France, the benefit from policyholders switching to unit-linked funds, and, in the USA favourable spread experience.
5
Favourable maintenance expense assumptions reflect the benefit of the shared service centre in Spain, together with the release of margins in Spain, related to bancassurance joint venture governance costs, and Poland. In the UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of costs. In the USA, the adverse impact reflects a revised allocation of costs between ongoing and one-off. In Delta Lloyd, favourable expense assumptions relate to planned expense saving following restructuring activities.

6
Delta Lloyd has updated mortality assumptions to reflect recently published tables, which include a significantly increased allowance for mortality improvements. In France and the USA, mortality assumptions have been updated reflecting experience.
7	Persistency assumptions have been updated in a number of businesses.
8
Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees, and the benefit of reducing minimum guarantee rates. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pensions business. In the US, other operating variances related to the benefit of an AXXX capital solution together with modelling refinements on our asset portfolio.

E2 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests 2011	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	281	79	(3)	23	34	28	20	181	(85)	55	432	-	432
Earnings from existing business
- expected existing business contribution (reference rate)	158	71	9	7	51	13	16	167	40	12	377	7	384
- expected existing business contribution (in excess of reference rate)	252	84	17	22	15	26	4	168	334	7	761	41	802
Experience variances
- maintenance expense1	2	(9)	(6)	(4)	4	1	2	(12)	(30)	-	(40)	-	(40)
- project and other related expenses1	(22)	(10)	-	-	-	(1)	(1)	(12)	(11)	(3)	(48)	2	(46)
- mortality/morbidity2	1	21	1	4	8	(2)	1	33	(18)	6	22	(4)	18
- lapses3	(7)	8	(8)	-	3	(3)	(4)	(4)	3	(11)	(19)	-	(19)
- other4	113	6	(2)	2	7	-	-	13	(9)	(2)	115	4	119
	87	16	(15)	2	22	(5)	(2)	18	(65)	(10)	30	2	32
Operating assumption changes:
- maintenance expense5	47	7	(45)	(10)	36	(2)	(2)	(16)	(35)	14	10	43	53
- project and other related expenses5	(49)	(2)	-	-	-	-	-	(2)	-	-	(51)	-	(51)
- mortality/morbidity6	(14)	101	-	-	16	(5)	5	117	-	(6)	97	(1)	96
- lapses7	-	73	(38)	(1)	26	(23)	(25)	12	(88)	(18)	(94)	-	(94)
- other8	7	(21)	-	(8)	84	-	1	56	49	-	112	-	112
	(9)	158	(83)	(19)	162	(30)	(21)	167	(74)	(10)	74	42	116
Expected return on shareholders' net worth	109	36	20	16	7	13	3	95	42	12	258	17	275
Other operating variances9	6	237	(9)	(29)	4	1	(12)	192	(36)	(7)	155	(3)	152
Earnings after tax and non-controlling interests	884	681	(64)	22	295	46	8	988	156	59	2,087	106	2,193

1	Adverse expense experience occurred across a number of businesses.
2
Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France. Adverse experience reflects normal volatility in mortality and increased retention limits in the US.

3	Persistency experience continues to be somewhat volatile across our businesses. Asia reflects an accumulation of small adverse experience across businesses.
4	Other experience includes tax benefits from the transfer of former RBS joint venture business into the long-term fund in the UK.
5	Maintenance and project expense assumptions have been revised in many regions with a broadly neutral impact on continuing business and a benefit from restructuring in Delta Lloyd.
6	Mortality assumptions have been updated in France reflecting experience.
7
Persistency assumptions have been updated in a number of businesses reflecting lower expected lapses in France (AFER), increases due to the economic environment in Ireland and Spain, and, in the US, revisions to dynamic policyholder lapse behaviour.

8
Other operating assumption changes in Poland relate to a change to assumed management actions in relation to product charges, and, in the US, revisions to policyholder utilisation of rider benefits offset by revisions to annuity spread assumptions.

9
Other operating variances relate to modelling changes and the release of a modelling provision in France, and modelling refinements in Italy, and, in the US, the marginal impact of new business on the value of deferred tax losses, with cost of capital transactions and model refinements broadly offsetting.

E2 - Geographical analysis of life MCEV operating earnings continued

Net of tax and non-controlling interests 2010	UK £m	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Other Europe £m	Aviva Europe £m	North America £m	Asia Pacific £m	Continuing operations £m	Discontinued operations £m	Total £m
Value of new business	254	100	1	42	29	43	15	230	(126)	41	399	(41)	358
Earnings from existing business
- expected existing business contribution (reference rate)	122	61	8	4	53	13	11	150	13	14	299	19	318
- expected existing business contribution (in excess of reference rate)	306	115	19	11	18	27	7	197	261	20	784	68	852
Experience variances
- maintenance expense1	8	(16)	5	(6)	3	(3)	4	(13)	(10)	(1)	(16)	(9)	(25)
- project and other related expenses1	(6)	(3)	(1)	-	-	(2)	(4)	(10)	(12)	(3)	(31)	(1)	(32)
- mortality/morbidity2	17	15	2	(2)	10	-	2	27	(5)	7	46	3	49
- lapses3	(21)	19	(7)	6	-	(6)	(9)	3	(2)	(22)	(42)	-	(42)
- other4	(12)	62	(3)	3	10	2	6	80	24	(4)	88	(3)	85
	(14)	77	(4)	1	23	(9)	(1)	87	(5)	(23)	45	(10)	35
Operating assumption changes:
- maintenance expense5	57	21	(2)	(8)	97	83	-	191	(57)	8	199	89	288
- project and other related expenses	(65)	-	-	-	-	-	-	-	-	-	(65)	(3)	(68)
- mortality/morbidity6	1	38	5	1	4	-	-	48	(42)	13	20	(198)	(178)
- lapses7	(2)	(8)	(12)	10	10	(17)	(6)	(23)	4	(9)	(30)	(21)	(51)
- other	(6)	3	-	-	6	-	1	10	-	-	4	(5)	(1)
	(15)	54	(9)	3	117	66	(5)	226	(95)	12	128	(138)	(10)
Expected return on shareholders' net worth	129	27	14	17	6	7	6	77	53	9	268	50	318
Other operating variances8	(4)	162	(4)	(2)	20	(4)	-	172	87	9	264	64	328
Earnings after tax and non-controlling interests	778	596	25	76	266	143	33	1,139	188	82	2,187	12	2,199

1	Adverse expense experience occurred across a number of businesses.
2	Mortality experience continues to be better than the assumption set across a number of our businesses, most notably in France and the UK Annuity business.
3
Persistency experience remains volatile across most of our businesses, in part reflecting the wider economic circumstances. In France, persistency experience reflects a release of the short-term provision.

4	Other experience includes, in France, the benefit from policyholders switching to unit linked funds, and, in the USA favourable spread experience.
5
Favourable maintenance expense assumptions reflect the benefit of the shared service centre in Spain, together with the release of margins in Spain, related to bancassurance joint venture governance costs, and Poland. In the UK, the expense assumptions include a reallocation of provisions in the service company, better reflecting the expected future allocation of costs. In the USA, the adverse impact reflects a revised allocation of costs between ongoing and one-off. In Delta Lloyd, favourable expense assumptions relate to planned expense saving following restructuring activities.

6
Delta Lloyd has updated mortality assumptions to reflect recently published tables, which include a significantly increased allowance for mortality improvements. In France and the USA, mortality assumptions have been updated reflecting experience.
7	Persistency assumptions have been updated in a number of businesses.
8
Other operating variances for France relate to modelling changes, particularly relating to the time value of options and guarantees, and the benefit of reducing minimum guarantee rates. In Delta Lloyd, modelling changes include impacts related to commercial mortgages partly offset by changes to group pensions business. In the US, other operating variances related to the benefit of an AXXX capital solution together with modelling refinements on our asset portfolio.

E3 - Geographical analysis of fund management operating earnings

The summarised consolidated income statement - MCEV basis includes earnings from the Group's fund management operations as analysed below. This excludes the proportion of the results of Aviva Investors fund management businesses and other fund management operations within the Group that arise from the provision of fund management services to our Life businesses.
These results are included within the Life MCEV operating earnings.

	2011 £m	2010 £m
United Kingdom	14	28
Europe	12	10
North America	-	(8)
Asia Pacific	(5)	-
Aviva Investors	21	30
United Kingdom	11	3
Aviva Europe	-	-
Asia Pacific	-	(2)
Total - continuing operations	32	31
Total - discontinued operations	9	94
Total	41	125

E4 - Analysis of other operations and regional costs

Where subsidiaries provide services to our life business, that proportion has been excluded. These results are included within the Life MCEV operating return.

	2011			2010
	Regional costs £m	Other operations £m	Total £m	Regional costs £m	Other operations £m	Total £m
United Kingdom	-	(61)	(61)	-	(21)	(21)
Aviva Europe	(57)	(38)	(95)	(55)	(43)	(98)
North America	(15)	(3)	(18)	(26)	6	(20)
Asia Pacific	(30)	-	(30)	(32)	-	(32)
Total - continuing operations	(102)	(102)	(204)	(113)	(58)	(171)
Total - discontinued operations	-	7	7	-	(24)	(24)
Total	(102)	(95)	(197)	(113)	(82)	(195)

E5 - Exceptional items and integration and restructuring costs

Exceptional Items of £(57) million (2010: £(428) million) were mainly due to a £22 million provision for compensation scheme costs for the leveraged property fund in Ireland, as well as a £35 million expense for the discounted cost of strengthening latent claims provisions in the UK.
      For full year 2010, exceptional items were mainly due to a change in the cost of capital charge for the Cost of Non-Hedgeable Risk, from 2.5% to 3.3% p.a. with total impact of £(365) million, the impact of reducing state contributions to Pillar II Pension funds in Poland, following the announcement to change legislation on 1 April 2011 of £(280) million, and the recognition by Delta Lloyd of £(59) million costs in relation to unit-linked insurance compensation scheme and compensation costs in defined contribution pension schemes, partly offset by a £286 million benefit from the closure of the final salary section of the UK staff pension scheme to future accruals.
      Integration and restructuring costs incurred in the year amounted to £212 million (FY10: £312 million). This includes costs associated with preparing the businesses for Solvency II implementation of £88 million, expenditure relating to the Quantum Leap project in Europe of £51 million, and other restructuring exercises across the Group of £91 million partly offset by benefits of regulatory changes of £20 million.

E6 - Segmentation of condensed consolidated statement of financial position

	2011			Restated 2010
	Life and related businesses £m	General business and other £m	Group £m	Life and related businesses £m	General business and other £m	Group £m
Total assets before acquired value of in-force long-term business	281,471	30,090	311,561	323,476	45,378	368,854
Acquired additional value of in-force long-term business	815	-	815	1,253	-	1,253
Total assets included in the IFRS statement of financial position	282,286	30,090	312,376	324,729	45,378	370,107
Liabilities of the long-term business	(266,622)	-	(266,622)	(305,673)	-	(305,673)
Liabilities of the general insurance and other businesses	-	(30,391)	(30,391)	-	(46,709)	(46,709)
Net assets on a statutory IFRS basis	15,664	(301)	15,363	19,056	(1,331)	17,725
Additional value of in-force long-term business1	132	-	132	2,480	-	2,480
Net assets on an MCEV basis2	15,796	(301)	15,495	21,536	(1,331)	20,205
Equity capital, capital reserves, shares held by employee trusts and other reserves			6,389			7,207
IFRS basis retained earnings			5,954			5,411
Additional MCEV basis retained earnings			486			2,420
Equity attributable to ordinary shareholders of Aviva plc on an MCEV basis			12,829			15,038
Preference share capital and direct capital instruments			1,190			1,190
Non-controlling interests			1,476			3,977
MCEV basis total equity			15,495			20,205

1	The analysis between the Group's and non-controlling interests' share of the additional value of in-force long-term business is as follows:

	2011 £m	Restated 2010 £m	Movement in year £m
Group's share included in shareholders' funds	486	2,420	(1,934)
Non-controlling interests' share	(54)	236	(289)
Movements in AFS securities	(300)	(176)	(125)
Additional value of in-force long-term business	132	2,480	(2,348)

2	Analysis of net assets on an MCEV basis is made up as follows:

	2011 £m	Restated 2010 £m
Embedded value	12,274	15,874
Non-controlling interests	820	3,133
	13,094	19,007
Goodwill and intangible assets allocated to long-term business3	2,117	2,356
Notional allocation of IAS19 pension fund surplus/(deficit) to long-term business4	585	173
Long-term business net assets on an MCEV basis	15,796	21,536

3	Goodwill and intangible assets includes amounts related to associated undertakings and joint ventures.
4
The value of the Aviva Staff Pension Scheme surplus has been notionally allocated between segments, based on current funding and the Life proportion has been included within the long-term business net assets on an MCEV basis. The pension fund surplus notionally allocated to long-term business is net of the agreed funding borne by the UK with-profit funds.

E7 - Analysis of life and pension earnings

The following table provides an analysis of the movement in embedded value for covered business. The analysis is shown separately for free surplus, required capital and the value of in-force covered business, and includes amounts transferred between these categories. All figures are shown net of tax and non-controlling interests.

	Continuing operations				Discontinued operations				Total
Net of tax and non-controlling interests 2011	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Total MCEV £m
Opening Group MCEV	1,247	7,398	5,733	14,378	356	944	196	1,496	15,874
New business value	(905)	559	778	432	(29)	14	15	-	432
Expected existing business contribution (reference rate)	-	-	377	377	-	-	7	7	384
Expected existing business contribution (in excess of reference rate)	-	-	761	761	-	-	41	41	802
Transfers from VIF and required capital to the free surplus	1,822	(583)	(1,239)	-	85	(25)	(60)	-	-
Experience variances	45	161	(176)	30	2	-	-	2	32
Assumption changes	96	(92)	70	74	-	-	42	42	116
Expected return on shareholders' net worth	91	167	-	258	5	12	-	17	275
Other operating variances	118	15	22	155	(2)	3	(4)	(3)	152
Operating MCEV earnings	1,267	227	593	2,087	61	4	41	106	2,193
Economic variances	(704)	452	(3,132)	(3,384)	212	(83)	(255)	(126)	(3,510)
Other non-operating variances2	(51)	(18)	49	(20)	-	-	-	-	(20)
Total MCEV earnings	512	661	(2,490)	(1,317)	273	(79)	(214)	(20)	(1,337)
Capital and dividend flows3,4	(398)	-	(92)	(490)	(3)	-	-	(3)	(493)
Foreign exchange variances	(17)	(94)	(186)	(297)	16	28	2	46	(251)
Acquired/divested business	-	-	-	-	(642)	(893)	16	(1,519)	(1,519)
Closing MCEV	1,344	7,965	2,965	12,274	-	-	-	-	12,274

1	Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2	Other non-operating variances are described under Exceptional items in note E5.
3
Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the 'look through' into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

4	As a result of the January 2012 announced disposal of the Czech, Hungarian, and Romanian businesses, the VIF movement reflects the write-down of this business to the IFRS carrying value.

Divested business is the removal of Delta Lloyd from covered business subsequent to the reduction of our holding to 42%.

	Continuing operations				Discontinued operations				Total
Restated Net of tax and non-controlling interests 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m	Total MCEV £m
Opening Group MCEV	1,799	6,451	5,232	13,482	368	1,095	125	1,588	15,070
New business value	(1,136)	846	689	399	(114)	55	18	(41)	358
Expected existing business contribution (reference rate)	-	-	299	299	-	-	19	19	318
Expected existing business contribution (in excess of reference rate)	-	-	784	784	-	-	68	68	852
Transfers from VIF and required capital to the free surplus	1,594	(509)	(1,085)	-	217	(78)	(139)	-	-
Experience variances	114	86	(155)	45	(7)	(10)	7	(10)	35
Assumption changes	22	18	88	128	(169)	(39)	70	(138)	(10)
Expected return on shareholders' net worth	111	157	-	268	15	35	-	50	318
Other operating variances	55	(2)	211	264	(8)	9	63	64	328
Operating MCEV earnings	760	596	831	2,187	(66)	(28)	106	12	2,199
Economic variances	(218)	175	(43)	(86)	43	(72)	(1)	(30)	(116)
Other non-operating variances2	(39)	-	(429)	(468)	(20)	-	(29)	(49)	(517)
Total MCEV earnings	503	771	359	1,633	(43)	(100)	76	(67)	1,566
Capital and dividend flows3	(1,068)	-	-	(1,068)	48	-	-	48	(1,020)
Foreign exchange variances	(14)	(26)	(71)	(111)	(13)	(39)	(4)	(56)	(167)
Acquired/divested business	27	202	213	442	(4)	(12)	(1)	(17)	425
Closing MCEV	1,247	7,398	5,733	14,378	356	944	196	1,496	15,874

1	Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2
Other non-operating variances relate to increase in CNHR charge from 2.5% to 3.3% p.a., legislation changes to Poland Pensions, costs for Solvency II implementation and other restructuring and unit-linked insurance compensation scheme and compensation costs in Delta Lloyd.

3
Included within capital and dividend flows is the transfer to Life and related businesses from other segments consisting of service company profits and losses during the reported period that have emerged from the value of in-force. Since the "look through" into service companies includes only future profits and losses, these amounts must be eliminated from the closing embedded value.

E8 - Life MCEV operating earnings

The table below presents the life and pensions MCEV earnings broken down into constituent parts. The life and pensions MCEV operating earnings comprise: the value of new business written during the year; the earnings from existing business including other operating variances; and the expected investment return on the shareholders' net worth.
      These components are calculated using economic assumptions as at the start of the year (in-force business) or start of the quarter (new business) and operating (demographic and expenses) assumptions as at the end of the year.

	2011 £m	Restated 2010 £m
Value of new business	689	716
Earnings from existing business
- expected returns at the reference rate	566	453
- expected returns in excess of the reference rate	1,199	1,208
- expected returns	1,765	1,661
- experience variances	46	92
- operating assumption changes	41	187
Other operating variance	177	415
Expected return on shareholders' net worth	411	425
Life and Pensions operating earnings before tax	3,129	3,496
Economic variances	(6,541)	(450)
Other non-operating variances	(32)	(686)
Life and Pensions earnings before tax	(3,444)	2,360
Tax on operating earnings	(908)	(1,035)
Tax on other activities	2,098	296
Life and Pensions earnings after tax - continuing operations	(2,254)	1,621
Life and Pensions earnings after tax - discontinued operations	(33)	(83)
Total Life and Pensions earnings after tax	(2,287)	1,538

There were no separate development costs reported in these years.
      Other non-operating variances are described under Exceptional items in note E5.
      The table above presents a summarised breakdown of the life and pensions MCEV earnings on a gross of non-controlling interests basis and gross of tax with tax shown separately. The Group favours the gross presentation for consistency with the IFRS results. The table below compares the key items on the different bases as the subsequent analysis is provided predominantly on a net of tax and non-controlling interests basis as preferred by the CFO Forum Principles.

Key indicators

		2011		Restated 2010
	Net of non-controlling interests and tax £m	Gross of non-controlling interests and tax £m	Net of non-controlling interests and tax £m	Gross of non-controlling interests and tax £m
Value of new business - continuing operations	432	689	399	716
Value of new business - discontinued operations	-	1	(41)	(92)
Total value of new business	432	690	358	624

Life and pensions operating return - continuing operations	2,087	3,129	2,187	3,496
Life and pensions operating return - discontinued operations	106	270	12	83
Life and pensions operating return	2,193	3,399	2,199	3,579

Life and pensions earnings - continuing operations	(1,317)	(3,444)	1,633	2,360
Life and pensions earnings - discontinued operations	(20)	(46)	(67)	(113)
Life and pensions earnings	(1,337)	(3,490)	1,566	2,247

E9 - Present value of life new business premiums

The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, gross of tax and non-controlling interests. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale.
      The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate the value of new business, so the components of the new business margin are on a consistent basis.
      The weighted average capitalisation factor (WACF) is the multiple of the annualised regular premium which gives the present value at point of sale of the regular premiums.

Gross of non-controlling interests 2011	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	766	4.9	3,776	7,539	11,315
France	81	6.7	540	3,507	4,047
Ireland	53	3.9	205	712	917
Italy	58	5.4	316	2,677	2,993
Poland	50	7.3	367	120	487
Spain	92	5.4	501	1,425	1,926
Other Europe	87	4.8	414	107	521
Aviva Europe	421	5.6	2,343	8,548	10,891
North America	109	10.0	1,088	2,844	3,932
Asia Pacific	295	4.9	1,444	338	1,782
Total life and pensions - continuing operations	1,591	5.4	8,651	19,269	27,920
Total life and pensions - discontinued operations1	73	9.1	663	422	1,085
Total life and pensions	1,664	5.6	9,314	19,691	29,005

1	Current period discontinued represent the results of Delta Lloyd up to 6 May 2011 only.

Gross of non-controlling interests 2010	Regular premiums £m	WACF	Present value of regular premiums £m	Single premiums £m	Present value of new business premiums £m
United Kingdom	579	5.2	2,997	7,301	10,298
France	89	6.3	565	4,353	4,918
Ireland	65	4.0	263	675	938
Italy	50	5.4	270	4,186	4,456
Poland	51	9.2	468	135	603
Spain	109	5.9	648	1,436	2,084
Other Europe	89	4.6	412	126	538
Aviva Europe	453	5.8	2,626	10,911	13,537
North America	97	10.2	993	3,735	4,728
Asia Pacific	240	4.7	1,132	485	1,617
Total life and pensions - continuing operations	1,369	5.7	7,748	22,432	30,180
Total life and pensions - discontinued operations	172	9.3	1,591	1,587	3,178
Total life and pensions	1,541	6.1	9,339	24,019	33,358

In Poland, the decrease in the WACF reflects the lower proportion of new pension business written following legislative changes making this business less attractive. This business had a high WACF, reflecting the long duration of the business combined with premiums increasing each year.

E10 - Geographical analysis of value of new business

The tables below set out the present value of new business premiums (PVNBP) written by the life and related businesses, the value of the new business and the resulting margin, firstly gross and then net of tax and non-controlling interests. The value generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business, including expected profit between point of sale and the valuation date. The value of new business has been calculated using economic assumptions at the point of sale which has been implemented with the assumptions being taken as those appropriate to the start of each quarter. For contracts that are re-priced more frequently, weekly or monthly economic assumptions have been used. The operating assumptions are consistent with those used to determine the embedded value. The value of new business is shown after the effect of the frictional costs of holding required capital, and after the effect of the costs of residual non-hedgeable risks on the same basis as for the in-force covered business.

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (gross of tax and non-controlling interest)	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
United Kingdom	11,315	10,298	380	354	3.4%	3.4%
France	4,047	4,918	142	175	3.5%	3.6%
Ireland	917	938	(4)	1	(0.4)%	0.1%
Italy	2,993	4,456	75	142	2.5%	3.2%
Poland	487	603	45	40	9.2%	6.6%
Spain	1,926	2,084	86	128	4.5%	6.1%
Other Europe	521	538	25	18	4.8%	3.3%
Aviva Europe	10,891	13,537	369	504	3.4%	3.7%
North America	3,932	4,728	(131)	(194)	(3.3)%	(4.1)%
Asia Pacific	1,782	1,617	71	52	4.0%	3.2%
Total life and pensions - continued operations	27,920	30,180	689	716	2.5%	2.4%
Total life and pensions - discontinued operations1	1,085	3,178	1	(92)	0.1%	(2.9)%
Total life and pensions	29,005	33,358	690	624	2.4%	1.9%

	Present value of new business premiums		Value of new business		New business margin
Life and pensions (net of tax and non-controlling interest)	2011 £m	2010 £m	2011 £m	2010 £m	2011%	2010%
United Kingdom	11,315	10,298	281	254	2.5%	2.5%
France	3,376	4,340	79	100	2.3%	2.3%
Ireland	688	704	(3)	1	(0.4)%	0.1%
Italy	1,336	1,965	23	42	1.7%	2.1%
Poland	440	531	34	29	7.7%	5.5%
Spain	1,054	1,136	28	43	2.7%	3.8%
Other Europe	521	538	20	15	3.8%	2.8%
Aviva Europe	7,415	9,214	181	230	2.4%	2.5%
North America	3,932	4,728	(85)	(126)	(2.2)%	(2.7)%
Asia Pacific	1,756	1,598	55	41	3.1%	2.6%
Total life and pensions - continued operations	24,418	25,838	432	399	1.8%	1.5%
Total life and pensions - discontinued operations1	599	1,721	-	(41)	-	(2.4)%
Total life and pensions	25,017	27,559	432	358	1.7%	1.3%

1	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

E11 - Post-tax internal rate of return and payback period on life and pensions new business

The new business written requires up-front capital investment due to high set-up costs and capital requirements. The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the lifetime of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received (initial capital), plus required capital at the same level as for the calculation of the value of new business.
      The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
      The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free consistent with the long-term rate of return assumed in operating earnings.
      The IRR on life and pensions new business for the Group (excluding Delta Lloyd) was 14.4% (2010: 13.3%).

Gross of non-controlling interests 31 December 2011	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	Payback period years
United Kingdom	15%	155	187	342	7
France	11%	45	127	172	8
Ireland	6%	27	22	49	12
Italy	12%	24	117	141	6
Poland	24%	25	9	34	4
Spain	23%	25	70	95	4
Other Europe	16%	40	13	53	6
Aviva Europe	14%	186	358	544	7
North America	14%	27	301	328	5
Asia Pacific1	13%	56	31	87	12
Total - excluding Delta Lloyd	14.4%	424	877	1,301	7
Total - Delta Lloyd2	10%	26	27	53	10
Total	14.3%	450	904	1,354	7

Gross of non-controlling interests 31 December 2010	Internal rate of return %	Initial capital £m	Required capital £m	Total invested capital £m	Payback period years
United Kingdom	15%	98	198	296	7
France	9%	34	202	236	9
Ireland	5%	34	17	51	11
Italy	11%	32	183	215	6
Poland	25%	16	9	25	4
Spain	22%	25	80	105	4
Other Europe	14%	41	16	57	6
Aviva Europe	13%	182	507	689	7
North America	14%	65	366	431	4
Asia Pacific	11%	62	34	96	13
Total - excluding Delta Lloyd	13.3%	407	1,105	1,512	7
Total - Delta Lloyd	6%	106	112	218	16
Total	12.5%	513	1,217	1,730	8

1	The Asia Pacific region IRR and payback period excluding Taiwan, which is held for sale, are 14% and 8 years respectively. (2010: 11% and 8 years).
2	Current period represents the results of Delta Lloyd up to 6 May 2011 only.

E12 - Free surplus emergence

	Existing business					New business			Total business
Net of tax and non-controlling interests 2011	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	364	109	247	(86)	634	(101)	10	(91)	543
Aviva Europe	539	95	(37)	225	822	(152)	(233)	(385)	437
North America	270	42	119	203	634	(42)	(305)	(347)	287
Asia Pacific	66	12	14	(10)	82	(51)	(31)	(82)	-
Total - continuing operations	1,239	258	343	332	2,172	(346)	(559)	(905)	1,267
Total - discontinued operations	60	17	3	10	90	(15)	(14)	(29)	61
Total	1,299	275	346	342	2,262	(361)	(573)	(934)	1,328

	Existing business					New business			Total business
Net of tax and non-controlling interests 2010	Transfer from VIF to net worth £m	Return on net worth £m	Impact of experience variances and assumption changes on net worth £m	Release of required capital to free surplus £m	Total existing business surplus generation £m	Impact on net worth £m	Reduction in free surplus from required capital £m	Total new business surplus generation £m	Total free surplus generation £m
United Kingdom	345	129	208	(183)	499	(43)	(95)	(138)	361
Aviva Europe	478	77	146	126	827	(149)	(342)	(491)	336
North America	210	53	(56)	292	499	(41)	(375)	(416)	83
Asia Pacific	52	9	(5)	15	71	(57)	(34)	(91)	(20)
Total - continuing operations	1,085	268	293	250	1,896	(290)	(846)	(1,136)	760
Total - discontinued operations	139	50	(224)	83	48	(59)	(55)	(114)	(66)
Total	1,224	318	69	333	1,944	(349)	(901)	(1,250)	694

E13 - Maturity profile of business

(a) Total in-force business
To show the profile of the VIF emergence, the value of VIF in the statements of financial position has been split into five-year tranches depending on the date when the profit is expected to emerge.

Net of non-controlling interest 2011 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom	189	729	585	258	571	2,332
Aviva Europe	306	468	379	222	320	1,695
North America	60	(624)	(335)	(144)	(319)	(1,362)
Asia Pacific	188	126	47	14	(75)	300
Total	743	699	676	350	497	2,965

Restated Net of non-controlling interest 2010 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom	153	766	538	287	553	2,297
Aviva Europe	1,361	801	481	294	351	3,288
North America	(117)	(47)	8	(4)	(17)	(177)
Asia Pacific	181	92	34	15	3	325
Total - excluding Delta Lloyd	1,578	1,612	1,061	592	890	5,733
Total - Delta Lloyd	234	50	26	(80)	(34)	196
Total	1,812	1,662	1,087	512	856	5,929

E13- Maturity profile of business continued

(b) New business
To show the profile of the VIF emergence, the value of new business has been split into five-year tranches depending on the date when the profit is expected to emerge.

Net of non-controlling interests 2011 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom	93	58	34	25	173	383
Aviva Europe	161	75	41	22	34	333
North America	43	(94)	28	7	(27)	(43)
Asia Pacific	51	29	14	8	3	105
Total - continuing operations	348	68	117	62	183	778
Total - discontinued operations1	(8)	11	10	(1)	3	15
Total	340	79	127	61	186	793

Net of non-controlling interests 2010 £m	0-5	6-10	11-15	16-20	20+	Total
United Kingdom	78	42	22	13	143	298
Aviva Europe	178	87	53	24	36	378
North America	(26)	(85)	10	22	(6)	(85)
Asia Pacific	57	22	11	5	3	98
Total - continuing operations	287	66	96	64	176	689
Total - discontinued operations1	(1)	9	9	5	(4)	18
Total	286	75	105	69	172	707

1	Current period discontinued operations represent the results of Delta Lloyd up to 6 May 2011 only.

E14- Segmental analysis of life and related business embedded value

Net of non-controlling interests 2011	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
United Kingdom	1,054	2,868	2,332	6,254
France2	(145)	2,048	800	2,703
Ireland	60	343	400	803
Italy3	8	499	(658)	(151)
Poland	131	102	929	1,162
Spain	118	227	105	450
Other Europe	31	33	119	183
Aviva Europe	203	3,252	1,695	5,150
North America2,4	(11)	1,575	(1,362)	202
Asia Pacific	98	270	300	668
Total	1,344	7,965	2,965	12,274

1	Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2	France and Aviva USA have a positive surplus on a statutory basis.
3	Negative MCEV in Italy results from widening of spreads on sovereign debt over the year
4	Aviva USA's holding company debt amounting to £736 million at 31 December 2011 has been included within non-covered business.

Restated Net of non-controlling interests 2010	Free surplus £m	Required capital1 £m	VIF £m	Total MCEV £m
United Kingdom	1,139	2,934	2,297	6,370
France2	(243)	1,737	1,446	2,940
Ireland	47	336	444	827
Italy	202	313	82	597
Poland	129	114	876	1,119
Spain	81	266	207	554
Other Europe	43	45	233	321
Aviva Europe	259	2,811	3,288	6,358
North America2,3	(286)	1,437	(177)	974
Asia Pacific	135	216	325	676
Total - excluding Delta Lloyd	1,247	7,398	5,733	14,378
Total - Delta Lloyd	356	944	196	1,496
Total	1,603	8,342	5,929	15,874

1	Required capital is shown net of implicit items permitted by local regulators to cover minimum solvency margins.
2	France and Aviva USA have a positive surplus on a statutory basis.
3	Aviva USA's holding company debt amounting to £765 million at 31 December 2010 has been included within non-covered business.

E14- Segmental analysis of life and related business embedded value continued

The required capital across our life businesses varies between 100% and 325% of EU minimum or equivalent. The weighted average level of required capital for our life business, excluding Delta Lloyd, expressed as a percentage of the EU minimum (or equivalent) solvency margin has increased to 135% (2010: 130%). These levels of required capital are used in the calculation of the Group's embedded value to evaluate the cost of locked in capital. At 31 December 2011 the aggregate regulatory requirements based on the EU minimum test amounted to £5.9 billion (2010: £6.0 billion). At this date, the actual net worth held in our long-term business, excluding Delta Lloyd, was £9.3 billion (2010: £8.6 billion) which represents 158% (2010: 144%) of these minimum requirements.

E15 - Risk allowance within present value of in-force (VIF)

Within the VIF in the tables, there are additional allowances for risks not included within the basic present value of future profits calculation.

Net of non-controlling interests 2011	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,990	(241)	(390)	(27)	2,332
France	1,721	(147)	(182)	(592)	800
Ireland	439	(14)	(22)	(3)	400
Italy	(550)	(3)	(20)	(85)	(658)
Poland	1,088	(11)	(145)	(3)	929
Spain	176	(12)	(45)	(14)	105
Other Europe	130	(2)	(7)	(2)	119
Aviva Europe	3,004	(189)	(421)	(699)	1,695
North America	(513)	(160)	(67)	(622)	(1,362)
Asia Pacific	455	(26)	(67)	(62)	300
Total	5,936	(616)	(945)	(1,410)	2,965

The Time Value of Options and Guarantees (excluding Delta Lloyd) has increased by £621 million to £1,410 million, reflecting adverse impacts from economic movements over the year; in particular, significant increases in swaption volatility and decreases in risk-free rates.
      The allowance for Non-hedgeable risks (excluding Delta Lloyd) increased by £124 million to £945 million, primarily due to lower reference rates. The charge for CNHR remains unchanged at 3.3%.

Restated Net of non-controlling interests 2010	PVFP £m	Frictional costs £m	Non-hedgeable risks £m	Time value of financial options and guarantees £m	VIF £m
United Kingdom	2,938	(291)	(322)	(28)	2,297
France	2,051	(123)	(170)	(312)	1,446
Ireland	476	(9)	(23)	-	444
Italy	156	(19)	(11)	(44)	82
Poland	1,013	(14)	(118)	(5)	876
Spain	281	(18)	(41)	(15)	207
Other Europe	247	(3)	(9)	(2)	233
Aviva Europe	4,224	(186)	(372)	(378)	3,288
North America	379	(136)	(69)	(351)	(177)
Asia Pacific	441	(26)	(58)	(32)	325
Total - excluding Delta Lloyd	7,982	(639)	(821)	(789)	5,733
Total - Delta Lloyd	580	(107)	(85)	(192)	196
Total	8,562	(746)	(906)	(981)	5,929

E16 - Implied discount rates (IDR)

In the valuation of a block of business, the IDR is the rate of discount such that a traditional embedded value calculation for the covered business equates to the MCEV.
      The cash flows projected are the expected future cash flows including expected investment cash flows from equities, bonds and properties earning a risk premium in excess of risk free, statutory reserves and required capital. The risk premiums used are consistent with those used in the expected existing business contribution within operating earnings. As the risk premiums are positive, a discount rate higher than risk-free is required to give a value equal to the market-consistent embedded value.
      Average derived risk discount rates are shown below for the embedded value.

	2011%	Restated 2010%
United Kingdom	9.3%	8.4%
France	7.9%	6.7%
Ireland	4.1%	4.4%
Italy1	n/a	7.3%
Poland	6.5%	7.3%
Spain	15.0%	9.6%
Other Europe	6.7%	8.0%
Aviva Europe	n/a	6.9%
North America1	n/a	34.2%
Asia Pacific	5.2%	5.9%
Total	n/a	9.8%

1
Where there is significant difference in projected real world and risk neutral profits and the value of the in force business plus required capital is negative or close to zero, the IDR is not well defined and consequently IDR is not meaningful.

E17- Summary of non-controlling interest in life and related businesses' MCEV results

2011	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Asia Pacific £m	Delta Lloyd £m	Total £m	Shareholder interest £m	Group £m
Value of new business after tax	15	(1)	27	4	32	77	1	-	78	432	510
Life MCEV operating (loss)/earnings after tax	25	(10)	28	37	49	129	3	94	226	2,193	2,419
Life MCEV (loss)/earnings after tax	(16)	(29)	(928)	41	(8)	(940)	3	(13)	(950)	(1,337)	(2,287)
Closing covered businesses' embedded value	214	266	(244)	158	405	799	21	-	820	12,274	13,094

Restated 2010	France £m	Ireland £m	Italy £m	Poland £m	Spain £m	Aviva Europe £m	Asia Pacific £m	Delta Lloyd £m	Total £m	Shareholder interest £m	Group £m
Value of new business after tax	15	(1)	54	4	47	119	-	(26)	93	358	451
Life MCEV operating earnings after tax	41	6	104	40	81	272	3	49	324	2,199	2,523
Life MCEV (loss)/earnings after tax	47	(11)	(26)	2	(29)	(17)	6	(17)	(28)	1,566	1,538
Closing covered businesses' embedded value	250	268	630	153	489	1,790	19	1,324	3,133	15,874	19,007

There are no non-controlling interests in the UK or North America.

E18 - Principal assumptions

(a) Economic assumptions - Deterministic calculations
Economic assumptions are derived actively, based on market yields on risk-free fixed interest assets at the end of each reporting period.
      In setting the risk-free rate we have, wherever possible, used the mid-price swap yield curve for an AA-rated bank. The curve is extrapolated if necessary to get rates suitable to the liabilities. For markets in which there is no reliable swap yield curve the relevant government bond yields are used. For certain business, swap rates are adjusted for a 'liquidity premium' in deriving the risk-free rates, and these adjustments are shown below the reference rate table.
      Required capital is shown as a multiple of the EU statutory minimum solvency margin or equivalent.
      The principal economic assumptions used are as follows:

Reference rate (spot, swap rates) and expense inflation

	United Kingdom
	2011	2010	2009
Reference rate
1 year	1.2%	1.0%	1.2%
5 years	1.6%	2.7%	3.5%
10 years	2.3%	3.7%	4.3%
15 years	2.8%	4.1%	4.6%
20 years	3.0%	4.2%	4.6%
Expense inflation	2.8%	3.3%	3.3%

	Delta Lloyd
	2011	2010	2009
Reference rate
1 year	n/a	1.3%	1.3%
5 years	n/a	2.6%	2.9%
10 years	n/a	3.4%	3.7%
15 years	n/a	3.8%	4.1%
20 years	n/a	3.8%	4.2%
Expense inflation	n/a	2.0%	2.4%

	Eurozone (excluding Delta Lloyd)
	2011	2010	2009
Reference rate
1 year	1.4%	1.3%	1.3%
5 years	1.7%	2.5%	2.8%
10 years	2.4%	3.4%	3.7%
15 years	2.8%	3.8%	4.1%
20 years	2.8%	3.8%	4.2%
Expense inflation	1.9%	2.1%	2.5%

E18 - Principal assumptions continued

	Poland
	2011	2010	2009
Reference rate
1 year	4.9%	4.4%	4.5%
5 years	4.8%	5.5%	5.8%
10 years	5.0%	5.7%	5.8%
15 years	4.7%	5.4%	5.7%
20 years	4.3%	5.1%	5.5%
Expense inflation	2.9%	3.0%	3.0%

	United States
	2011	2010	2009
Reference rate
1 year	0.7%	0.4%	0.7%
5 years	1.2%	2.2%	3.1%
10 years	2.1%	3.5%	4.2%
15 years	2.5%	4.0%	4.6%
20 years	2.6%	4.2%	4.8%
Expense inflation	2.0%	3.0%	3.0%

For service companies, expense inflation relates to the underlying expenses rather than the fees charged to the life company.
      The following adjustments are made to the swap rate for immediate annuity type contracts and for all contracts for Aviva USA.
The risk-free rate is taken as the swap yield curve for the currency of the liability, adjusted as follows:

	New business								Embedded value
	4Q 2011	3Q 2011	Q2 2011	Q1 2011	4Q 2010	3Q 2010	2Q 2010	1Q 2010	2011	2010
UK Immediate annuities	1.27%	1.20%	1.00%	1.14%	1.09%	0.87%	0.75%	0.80%	1.30%	1.09%
UK bulk purchase annuities	1.36%	1.38%	0.65%	0.72%	0.72%	0.69%	0.70%	0.75%	1.30%	1.09%
France	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.18%	0.36%
Spain	0.96%	0.33%	0.31%	0.36%	0.15%	0.12%	0.20%	0.15%	0.88%	0.36%
Delta Lloyd	n/a	n/a	0.31%	0.36%	0.38%	0.39%	0.34%	0.43%	n/a	0.36%
US immediate annuities	1.28%	0.59%	0.57%	0.66%	0.76%	0.85%	0.65%	0.65%	1.33%	0.66%
US deferred annuities and all other contracts	1.09%	0.51%	0.49%	0.56%	0.64%	0.70%	0.55%	0.55%	1.13%	0.56%

For Delta Lloyd, the adjustment shown is applied to immediate annuity type contracts. For participating contracts, 75% of this value is used and for all other contracts, 50% of this value is used. This methodology is consistent with QIS 5 Solvency II requirements.
      The approach to estimating the market level of liquidity premium in corporate bond assets is consistent with the formula structure proposed by CFO/CRO Forum working party.

The formula is:
      UK/Europe:      50% of (iBoxx Corporate bond spread - 40bp)
      USA:                 60% of (iBoxx Corporate bond spread - 40bp)

Adjustments are made where liabilities are not fully backed by assets earning a liquidity premium and for contracts that are exposed
to some lapse risk.                There has been no change to the types of contracts to which a liquidity premium is applied.

Risk premium - used for operating profit, Implied Discount Rates (IDR), Internal Rates of Return (IRR) and payback period
For life and pensions operating earnings, Aviva uses normalised investment returns. The normalised investment returns are expressed as a swap rate based on the typical duration of the assets held plus an asset risk premium. More detail is given in note
E1 - Basis of preparation.
      The use of asset risk premia only impacts operating earnings as expected returns reflect management's long-term expectations of asset returns in excess of the reference rate from investing in different asset classes. This assumption does not impact the embedded value or value of new business as asset risk premia are not recognised until earned. The asset risk premia set out in the table below are added to the ten year swap rate to calculate expected returns.

E18- Principal assumptions continued

	All territories
	2011	2010	2009
Equity risk premium	3.5%	3.5%	3.5%
Property risk premium	2.0%	2.0%	2.0%

Future returns on fixed interest investments are calculated from prospective yields less an adjustment for credit risk.

Required capital and tax

			Tax rates5	Required capital (% EU minimum or equivalent)
	2011	2010	2009	2011	2010
United Kingdom1	25.0%	27.0%	28.0%	100%/200%	100%/110%/200%
France	34.4%	34.4%	34.4%	107.5%	107.5%
Ireland2	12.5%	12.5%	12.5%	174%/180%	175%/250%
Italy3	34.3%	32.4%	32.4%	195%	111%/165%
Poland	19.0%	19.0%	19.0%	125.5%	125.5%
Spain4	30.0%	30.0%	30.0%	122%-130%/156%	130% - 134%/175%
Delta Lloyd	n/a	25.0%	25.5%	n/a	120%
United States	35.0%	35.0%	0.0%	325%	325%

1
The required capital in the United Kingdom under MCEV is 100% for unit-linked and other non-participating business and annuity business with 200% for BPA business. In addition, the reattribution of the inherited estate has led to additional capital being locked in to support the with-profit business, and this has been included within required capital.

2	Required capital in Ireland under MCEV is 174% for bancassurance and 180% for retail business.
3	This is the aggregate required capital level in Italy. The required capital as a percentage of EU minimum has increased due to the current economic environment.
4	Required capital in Spain is 156% of the EU minimum for Aviva Vida y Pensiones and 122% - 130% for bancassurance companies.
  5    Current tax legislation and rates have been assumed to continue unaltered except where changes in future tax rates have been substantively enacted as at the valuation date.

A reduction in the UK corporation tax rate from 28% to 26% was substantively enacted in March 2011 and is effective from 1 April 2011. A further reduction from 26% to 25% was substantively enacted in July 2011 and will be effective from 1 April 2012. The effect of the 25% rate has been reflected in the Group's MCEV net assets as at 31 December 2011. In addition, the Government announced its intention to further reduce the UK corporation tax rate to 24% from 1 April 2013 and to 23% from 1 April 2014. The benefit to the Group's MCEV net assets from the further 2% reduction in the rate from 25% to 23% is estimated at approximately £100 million in total.
      Considerable changes to the regime for taxing UK life insurance companies will be made with effect from 1 January 2013. Draft legislation on this was included in the draft 2012 Finance Bill published on 6 December 2011, and consultation on the changes and the draft legislation has continued since then. Based on the draft legislation published in December 2011 and the continued consultation, it is not expected that these changes will have a material impact on the Group's MCEV net assets.

Other economic assumptions
Required capital relating to with-profit business is generally assumed to be covered by the surplus within the with-profit funds and no effect has been attributed to shareholders. Where the fund is insufficient and additional shareholder support is required, this is included within required capital, including the RIEESA in the UK. Bonus rates on participating business have been set at levels consistent with the economic assumptions. The distribution of profit between policyholders and shareholders within the with-profit funds assumes that the shareholder interest in conventional with-profit business in the UK and Ireland continues at the current rate of one-ninth of the cost of bonus.

(b) Economic assumptions - Stochastic calculations
The calculation of time value of options and guarantees allows for expected management and policyholder actions in response to varying future investment conditions. The management actions modelled include changes to asset mix, bonus rates and rates of interest and other guarantees granted to policyholders. Modelled policyholder actions are described under 'Other assumptions'.

E18 - Principal assumptions continued

Model - Europe (excluding Delta Lloyd) and Asia Pacific
Swap rates are generated by a model, the LIBOR Market Model (LMM),that projects a full swap curve at monthly intervals. Forward rates are assumed to have a log-normal distribution which guarantees non-negative interest rates. The model is calibrated to at-the-money swaptions of a variety of terms and tenors. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus an excess return. This excess return is generally modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. Option volatilities are taken from Markit.
      The model also generates property total returns and real yield curves, although these are not significant asset classes for Aviva outside the UK. In the absence of liquid market data, the volatilities of these asset classes are based on historic data.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - North America and United Kingdom
Swap rates are generated by a model, the LIBOR Market Model Plus (LMM+), which projects a full swap curve at monthly intervals. Previously the LMM model was used in the UK to generate scenarios. Forward rates are assumed to have a distribution that lies between the log-normal and normal distributions. Although this no longer guarantees non-negative interest rates, it maintains interest rates within a more plausible range than the standard Libor Market Model, and gives a better fit to certain swaption volatility surfaces. The model is calibrated to volatilities for swaptions for ten year swaps for a range of option terms and strike rates. Swaption volatilities are taken from SuperDerivatives. Tests have been performed to ensure that sufficient scenarios have been used that the result converges to the stochastic value of the business being valued.
      The total annual return on equities is calculated as the return on one-year swaps plus an excess return. For the US, this excess return is modelled using a log-normal model where volatility varies by time horizon. This allows the model to capture the term structure of implied volatilities. The model is calibrated to at-the-money options of a variety of terms. For the UK, a two-dimensional model is used to capture the term structure of implied volatilities and the projected in the money position. Option volatilities are taken from Markit.
      Assumptions for correlations between asset classes have been set based on historic data.

Model - Delta Lloyd
The interest rate model used is a short rate G2++ model. The model is calibrated to the QIS5 yield curve and the swaption implied volatilities. Swaption implied volatilities are taken from Bloomberg. The equity model is a Heston model.
      Assumptions for correlations between asset classes have been set based on historic data.

Asset classes
The significant asset classes for UK participating business are equities, property and long-term fixed rate bonds. The most significant assumptions are the distribution of future long-term interest rates (nominal and real) and swaption implied volatilities.
      For many businesses, including US, France and Delta Lloyd, the most important assets are fixed rate bonds of various durations.

Summary statistics
Swaption implied volatilities
The implied volatility is that determined by Black-Scholes formula to reproduce the market price of the option. The following table sets out the swaption implied volatilities.

	2011 Swap length				2010 Swap length
Option length	10 years	15 years	20 years	25 years	10 years	15 years	20 years	25 years
UK sterling
10 years	18.0%	16.8%	16.1%	15.6%	15.3%	14.8%	14.3%	13.6%
15 years	16.2%	15.4%	14.8%	14.1%	14.1%	13.6%	13.1%	12.3%
20 years	15.3%	14.5%	13.8%	13.1%	13.1%	12.5%	12.0%	11.2%
25 years	15.4%	14.3%	13.5%	12.8%	12.3%	11.7%	11.2%	10.4%
Euro
10 years	27.3%	28.1%	28.7%	28.4%	21.2%	20.9%	20.6%	20.3%
15 years	31.6%	30.9%	29.3%	28.1%	20.7%	20.1%	19.5%	18.8%
20 years	38.2%	32.6%	29.2%	27.7%	19.2%	18.5%	17.8%	16.9%
25 years	35.0%	29.1%	26.3%	25.2%	17.8%	16.9%	16.1%	15.2%
US dollar
10 years	30.4%	29.3%	28.4%	28.3%	24.0%	23.6%	22.9%	22.2%
15 years	30.1%	28.1%	27.4%	27.7%	23.9%	23.1%	22.2%	21.1%
20 years	27.5%	26.5%	26.9%	27.6%	23.0%	21.9%	20.6%	19.4%
25 years	28.0%	27.9%	29.5%	30.4%	21.7%	20.4%	19.1%	17.8%
Delta Lloyd
10 years	n/a	n/a	n/a	n/a	17.8%	18.1%	18.8%	19.8%
15 years	n/a	n/a	n/a	n/a	20.5%	21.0%	21.4%	21.7%
20 years	n/a	n/a	n/a	n/a	25.2%	25.3%	24.3%	23.4%
25 years	n/a	n/a	n/a	n/a	28.5%	26.4%	24.0%	22.5%

E18 - Principal assumptions continued

Equity implied volatilities
The implied volatility is that determined by the Black-Scholes formula to reproduce the market price of the option. The following table sets out the model equity implied volatilities.

						2011						2010
Option length	UK	France	Italy	Ireland	Spain	US	UK	France	Italy	Ireland	Spain	US	Delta Lloyd
5 years	25.8%	27.5%	31.9%	27.5%	30.4%	28.9%	24.5%	29.0%	27.5%	27.7%	32.4%	28.8%	27.2%
10 years	27.2%	27.9%	31.5%	27.9%	30.1%	31.0%	25.5%	28.4%	27.0%	27.6%	31.2%	29.1%	27.0%
15 years	27.1%	29.4%	33.0%	29.4%	31.6%	31.2%	26.4%	29.1%	26.1%	28.4%	30.2%	29.7%	26.3%

Property implied volatilities
Best estimate levels of volatility have been used in the absence of meaningful option prices from which implied levels of volatility can be derived.
      For the UK, model property implied volatility is 15% for 31 December 2011 (31 December 2010: 15%).

Demographic assumptions
Assumed future mortality, morbidity and lapse rates have been derived from an analysis of Aviva's recent operating experience with a view to giving a best estimate of future experience. We have anticipated future changes in experience where that is appropriate,
e.g. we have allowed for improvements in future policyholder longevity.
      We have set the assumptions based on a best estimate of shareholder outcomes. In particular, where the policyholder behaviour varies with economic experience, we have set assumptions which are dynamic, i.e. vary depending on the economic assumptions.
For example, surrender and option take up rate assumptions that vary according to the investment scenario under consideration have been used in the calculation of the time value of options and guarantees, based on our assessment of likely policyholder behaviour in different investment scenarios.
      Additionally, where demographic experience is not driven by economic scenarios but is asymmetric on a stand-alone basis, the best estimate assumption considers the weighted-average expected experience, not simply the median or most likely outcome.
      Notwithstanding the notification on 15 December 2011 that the bancassurance distribution agreement with Allied Irish Bank was not being renewed, the Aviva Ireland demographic assumptions have been set assuming the business remains open to new business and does not incur diseconomies of scale or other operating impacts.

Expense assumptions
Management expenses and operating expenses of holding companies attributed to life and related businesses have been included in the MCEV calculations and split between expenses relating to the acquisition of new business, the maintenance of business in-force and project expenses. Future expense assumptions include an allowance for maintenance expenses and a proportion of recurring project expenses. Certain expenses of an exceptional nature, when they occur, are identified separately and are generally charged as incurred. No future productivity gains have been anticipated.
      Where subsidiary companies provide administration, investment management or other services to our life businesses, the value of profits or losses arising from these services have been included in the embedded value and value of new business.

Non-hedgeable risk
For the balance sheet and operating profit, a charge of 3.3% has been applied to the group-diversified capital required on a 1-in-200 one-year basis over the remaining lifetime of in-force business.The charge is set so as to give an aggregate allowance that is in excess of the expected operational risk costs arising from the in-force covered business over its remaining lifetime.
      The capital levels used are projected to be sufficient to cover non-hedgeable risks at the 99.5% confidence level one-year after the valuation date. The capital is equal to the capital from the ICA results for those risks considered. The capital has been projected as running off over the remaining life of the in-force portfolio in line with the drivers of the capital requirement.
      In addition to the operational risk allowance, financial non-hedgeable risks and other product level asymmetries have been allowed for. These allowances are not material as significant financial non-hedgeable risks and product level asymmetries are either modelled explicitly and included in the TVOG or are included in the PVFP through the use of appropriate best estimate assumptions.

E18 - Principal assumptions continued

(c) Other assumptions
Valuation of debt
Borrowings in the MCEV consolidated statement of financial position are valued on an IFRS basis, consistent with the primary financial statements. At 31 December 2011 the market value of the Group's external debt, subordinated debt, preference shares including General Accident plc preference shares of £250 million (classified as non-controlling interests) and direct capital instrument was £5,782 million (31 December 2010: £7,279 million).

	2011 £m	2010 £m
Borrowings per summarised consolidated statement of financial position - MCEV basis	8,450	14,949
Less: Securitised mortgage funding	(1,306)	(6,332)
Borrowings excluding non-recourse funding - MCEV basis	7,144	8,617
Less: Operational financing by businesses	(1,889)	(2,551)
External debt and subordinated debt - MCEV basis	5,255	6,066
Add: Preference shares (including General Accident plc) and direct capital instrument	1,440	1,440
External debt, subordinated debt, preference shares and direct capital instrument - MCEV basis	6,695	7,506
Effect of marking these instruments to market	(913)	(227)
Market value of external debt, subordinated debt, preference shares and direct capital instrument	5,782	7,279

Other
It has been assumed that there will be no changes to the methods and bases used to calculate the statutory technical provisions and current surrender values, except where driven by varying future investment conditions under stochastic economic scenarios.

E19 - Sensitivity analysis

(a) Economic assumptions
The following tables show the sensitivity of the embedded value and the value of new business to:
■	10 basis point increase in the liquidity premium adjustment, where applicable;

one percentage point increase and decrease in the risk-free rate, including all consequential changes (including assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);

■	10% increase and decrease in market values of equity and property assets;
■	25% increase in equity and swaption volatilities;
■	50 basis point increase and decrease in credit spreads with no change to liquidity premium; and
■	decrease in the level of required capital to 100% EU minimum (or equivalent).

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions. For example, future bonus rates are automatically adjusted to reflect sensitivity changes to future investment returns. Some of the sensitivity scenarios may have consequential effects on valuation bases, where the basis for certain blocks of business is actively updated to reflect current economic circumstances. Consequential valuation impacts on the sensitivities are allowed for where an active valuation basis is used. Where businesses have a target asset mix, the portfolio is re-balanced after a significant market movement otherwise no re-balancing is assumed.
      For new business, the sensitivities reflect the impact of a change immediately after inception of the policy.
      In general, the magnitude of the sensitivities will reflect the size of the embedded values, though this will vary as the sensitivities have different impacts on the different components of the embedded value. In addition, other factors can have a material impact, such as the nature of the options and guarantees, as well as the types of investments held.
      The credit spread sensitivities assume that the change relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk.
      Sensitivities will also vary according to the current economic assumptions, mainly due to the impact of changes to both the intrinsic cost and time value of options and guarantees. Options and guarantees are the main reason for the asymmetry of the sensitivities where the guarantee impacts to different extents under the different scenarios.

E19 - Sensitivity analysis continued

Embedded value

			Interest rates
2011 Embedded value (net of tax and non-controlling interest)	As reported on page 178 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	Swaption implied volatilities 25% increase £m
United Kingdom	6,254	205	(195)	140	(5)
France	2,703	5	(55)	(30)	(165)
Ireland	803	-	(10)	15	-
Italy	(151)	-	45	(145)	-
Poland	1,162	-	(65)	70	-
Spain	450	10	(10)	5	-
Other Europe	183	-	(5)	10	-
Aviva Europe	5,150	15	(100)	(75)	(165)
North America	202	270	185	(455)	(185)
Asia Pacific	668	-	130	(185)	(10)
Total	12,274	490	20	(575)	(365)

		Equity/Property
		Market Values			Credit Spread
2011 Embedded value (net of tax and non-controlling interest)	As reported on page 178 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	6,254	235	(320)	(225)	(955)	1,015	5
France	2,703	175	(185)	(170)	(60)	215	10
Ireland	803	15	(15)	-	-	-	5
Italy	(151)	40	(40)	-	(15)	15	-
Poland	1,162	10	(10)	-	-	-	5
Spain	450	10	(10)	(5)	(65)	50	5
Other Europe	183	-	-	-	-	-	-
Aviva Europe	5,150	250	(260)	(175)	(140)	280	25
North America	202	30	(35)	-	(990)	985	110
Asia Pacific	668	20	(20)	(15)	(20)	20	35
Total	12,274	535	(635)	(415)	(2,105)	2,300	175

In line with the CFO Forum Press release on 9 December 2011, a sensitivity to include an allowance for the current sovereign debt market conditions has been performed. The calculated sensitivity uses the ECB AAA and other curve in place of the reference rate for liabilities in Italy and Spain and results in an increase of £0.6 billion to the embedded value of £12.3 billion.

E19- Sensitivity analysis continued

New business

			Interest rates
2011 Value of new business (net of tax and non-controlling interest)	As reported on page 168 £m	10bp increase in adjustment to risk-free rates £m	1% increase £m	1% decrease £m	Swaption implied volatilities 25% increase £m
United Kingdom	281	33	(18)	27	-
France	79	-	7	(8)	(10)
Ireland	(3)	-	1	(1)	-
Italy	23	-	15	(25)	-
Poland	34	-	(3)	3	-
Spain	28	1	(1)	(1)	-
Other Europe	20	-	(1)	2	-
Aviva Europe	181	1	18	(30)	(10)
North America	(85)	12	55	(102)	(18)
Asia Pacific	55	-	18	(20)	-
Total	432	46	73	(125)	(28)

		Equity/Property
		Market Values			Credit Spread
2011 Value of new business (net of tax and non-controlling interest)	As reported on page 168 £m	10% increase £m	10% decrease £m	Volatility 25% increase £m	50bps increase £m	50bps decrease £m	EU minimum capital or equivalent £m
United Kingdom	281	-	-	-	(137)	148	2
France	79	3	(2)	(4)	-	3	1
Ireland	(3)	-	-	-	-	-	-
Italy	23	-	-	-	-	-	2
Poland	34	-	-	-	-	-	-
Spain	28	-	-	-	(8)	6	-
Other Europe	20	-	-	-	-	-	-
Aviva Europe	181	3	(2)	(4)	(8)	9	3
North America	(85)	-	-	-	(56)	54	15
Asia Pacific	55	-	-	-	-	-	6
Total	432	3	(2)	(4)	(201)	211	26

E19 - Sensitivity analysis continued

(b) Non-economic assumptions
The following tables below show the sensitivity of the embedded value and the value of new business to the following changes in non-economic assumptions:
■
10% decrease in maintenance expenses (a 10% sensitivity on a base expense assumption of £10 pa would represent an expense assumption of £9 pa). Where there is a 'look through' into service company expenses the fee charged by the service company is unchanged while the underlying expense decreases;

■	10% decrease in lapse rates (a 10% sensitivity on a base assumption of 5% pa would represent a lapse rate of 4.5% pa); and
■	5% decrease in both mortality and morbidity rates disclosed separately for life assurance and annuity business.

No future management actions are modelled in reaction to the changing non-economic assumptions. In each sensitivity calculation all other assumptions remain unchanged. No changes to valuation bases have been included.

Embedded value

2011 Embedded value (net of tax and non-controlling interest)	As reported on page 178 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	6,254	180	30	65	(375)
France	2,703	45	45	35	(5)
Ireland	803	20	10	5	(5)
Italy	(151)	15	(35)	5	-
Poland	1,162	20	50	15	-
Spain	450	5	40	15	(5)
Other Europe	183	10	20	5	-
Aviva Europe	5,150	115	130	80	(15)
North America	202	70	(120)	35	(15)
Asia Pacific	668	30	5	20	-
Total	12,274	395	45	200	(405)

New business

2011 Value of new business (net of tax and non-controlling interest)	As reported on page 168 £m	10% decrease in maintenance expenses £m	10% decrease in lapse rates £m	5% decrease in mortality/ morbidity rates - life assurance £m	5% decrease in mortality/ morbidity rates -annuity business £m
United Kingdom	281	18	11	11	(34)
France	79	2	4	1	-
Ireland	(3)	1	1	-	-
Italy	23	1	1	1	-
Poland	34	1	5	2	-
Spain	28	1	6	2	-
Other Europe	20	1	6	1	-
Aviva Europe	181	7	23	7	-
North America	(85)	9	(20)	6	-
Asia Pacific	55	6	3	1	-
Total	432	40	17	25	(34)

Glossary

Product definitions

Annuities
A type of policy that pays out regular amounts of benefit, either immediately and for the remainder of a person's lifetime, or deferred to commence from a future date. Immediate annuities may be purchased for an individual and his or her dependants or on a bulk purchase basis for groups of people. Deferred annuities are accumulation contracts, which may be used to provide benefits in retirement, and may be guaranteed, unit-linked or index-linked.

Bonds and savings
These are accumulation products with single or regular premiums and unit-linked or guaranteed investment returns. Our product ranges include single premium investment bonds, regular premium savings plans and mortgage endowment products.

Critical illness cover
Critical illness cover pays out a lump sum if the insured person is diagnosed with a serious illness that meets the plan definition. The cover is often provided in conjunction with other benefits under a protection contract.

Deferred annuities
An annuity (or pension) due to be paid from a future date or when the policyholder reaches a specified age. A deferred annuity may be funded by a policyholder by payment of a series of regular contributions or by a capital sum (the latter often provided from a pension fund).

Group pensions
A pension plan that covers a group of people, which is typically purchased by a company and offered to their employees.

Guaranteed annuities
A policy that pays out a fixed regular amount of benefit for a defined period.

Income drawdown
The policyholder can transfer money from any pension fund to an income drawdown plan from which they receive an income. The remainder of the pension fund continues to be invested, giving it the potential for growth.

Index linked annuities
An index linked annuity is a type of deferred annuity whose credited interest is linked to an equity index. It guarantees a minimum interest rate and protects against a loss of principal.

Investment sales
Comprise retail sales of mutual fund-type products such as unit trusts, individual savings accounts (ISAs) and open ended investment companies (OEICs).

ISAs
Individual savings accounts - Tax-efficient plans for investing in stocks and shares, cash deposits or life insurance investment funds, subject to certain limits. Introduced in the UK in 1999.

Monolines
Financial companies specialising in a single line of products such as credit cards, mortgages or home equity loans.

Mortgage endowment
An insurance contract combining savings and protection elements which is designed to repay the principal of a loan or mortgage.

Mortgage life insurance
A protection contract designed to pay off the outstanding amount of a mortgage or loan in the event of death of the insured.

Non profits
Long-term savings and insurance products sold in the UK other than "With profits" (see definition below) products.

OEIC
An Open Ended Investment Company is a collective investment fund structured as a limited company in which investors can buy and sell shares.

Pensions
A means of providing income in retirement for an individual and possibly his/her dependants. Our pensions products include personal and group pensions, stakeholder pensions and income drawdown.

Personal pensions
A pension plan tailored to the individual policyholder, which includes the options to stop, start or change their payments.

Protection
An insurance contract that protects the policyholder or his/her dependants against financial loss on death or ill-health. Our product ranges include term assurance, mortgage life insurance, flexible whole life and critical illness cover.

Regular premium
A series of payments are made by the policyholder, typically monthly or annually, for part of or all of the duration of the contract.

SICAVs
Société d'investissement à capital variable (variable capital investment company). This is an open-ended investment fund, structured as a legally independent joint stock company, whose units are issued in the form of shares.

Product definitions cont.

Single premium
A single lump sum is paid by the policyholder at commencement of the contract.

Stakeholder pensions
Low cost and flexible pension plans available in the UK, governed by specific regulations.

Takaful
Insurance products that observe the rules and regulations of Islamic law.

Term assurance
A simple form of life insurance, offering cover over a fixed number of years during which a lump sum will be paid out if the life insured dies.

Unit trusts
A form of open ended collective investment constituted under a trust deed, in which investors can buy and sell units.

Unit-linked annuities
A unit-linked annuity is a type of deferred annuity which is invested in units of investment funds, whose value depends directly on the market value of assets in those funds.

Whole life
Whole life insurance is a protection policy that remains in force for the insured's whole life. Traditional whole life contracts have fixed premium payments that typically cannot be missed without lapsing the policy. Flexible whole life contracts allow the policyholder to vary the premium and/or amount of life cover, within certain limits.

With-profits
A type of long-term savings and insurance product sold in the UK under with profits policies premiums are paid into a separate fund. Policyholders receive a return on their policies through bonuses, which "smooth" the investment return from the assets which premiums are invested in. Bonuses are declared on an annual and terminal basis. Shareholders have a participating interest in the with-profit funds and any declared bonuses. Generally, policyholder and shareholder participation in with-profit funds in the UK is split 90:10.

Wrap investments
An account in which a broker or fund manager executes investment decisions on behalf of a client in exchange for a single quarterly or annual fee, usually based on the total assets in the account rather than the number of transactions.

General terms

Available for sale (AFS)
Securities that have been acquired neither for short-term sale nor to be held to maturity. These are shown at fair value on the statement of financial position and changes in value are taken straight to equity instead of the income statement.

Association of British Insurers (ABI)
Association of British Insurers - A major trade association for UK insurance companies, established in July 1985.

Acquired value of in force (AVIF)
An estimate of future profits that will emerge over the remaining term of all existing life and pensions policies for which premiums are being paid or have been paid at the statement of financial position date.

Bancassurance
An arrangement whereby banks and building societies sell insurance and investment products to their customers on behalf of other financial providers.

UK Corporate Governance Code
The UK Corporate Governance Code sets out guidance in the form of principles and provisions on how companies should be directed and controlled to follow good governance practice. The Financial Services Authority (FSA) requires companies with a UK Premium listing to disclose, in relation to the UK Corporate Governance Code, how they have applied its principles and whether they have complied with its provisions throughout the accounting year. Where the provisions have not been complied with, companies must provide an explanation for this.

Deferred acquisition costs (DAC)
The costs directly attributable to the acquisition of new business for insurance and investment contracts may be deferred to the extent that they are expected to be recoverable out of future margins in revenue on these contracts.

Fair value
The price that a reasonable buyer would be willing to pay and a reasonable seller would be willing to accept for a product on the open market.

FSA
The UK's Financial Services Authority - Main regulatory body appointed by the government to oversee the financial services industry in the UK. Since December 2001 it has been the single statutory regulator responsible for the savings, insurance and investment business.

General terms cont.

Funds under management
Represents all assets actively managed or administered by or on behalf of the Group including those funds managed by third parties.

Funds under management by Aviva
Represents all assets actively managed or administered by the fund management operations of the Group.

General insurance
Also known as non-life or property and casualty insurance. Property insurance covers loss or damage through fire, theft, flood, storms and other specified risks. Casualty insurance primarily covers losses arising from accidents that cause injury to other people or damage the property of others.

Gross written premiums
The total earnings or revenue generated by sales of insurance products, before any reinsurance is taken into account. Not all premiums written will necessarily be treated as income in the current financial year, because some of them could relate to insurance cover for a subsequent period.

'Hard' insurance market
A term used to describe the state of the general insurance market. A "hard" insurance market is characterised by high levels of underwriting profits and the ability of insurers to charge high premium rates. Hard insurance markets generally occur when capital is scarce and are the opposite of "soft" insurance markets.

Independent Financial Advisers (IFAs)
A person or organisation authorised to give advice on financial matters and to sell the products of all financial service providers. In the UK they are legally obliged to offer the product that best suits their clients' needs. Outside the UK IFAs may be referred to by other names.

IFRS
International Financial Reporting Standards. These are accounting regulations designed to ensure comparable statement of financial position preparation and disclosure, and are the standards that all publicly listed companies in the European Union are required to use.

Operating profit
From continuing operations on an IFRS basis, stated before tax attributable to shareholders' profits, impairment of goodwill and exceptional items.

Inherited estate
In the UK, the assets of the long-term with-profit funds less the realistic reserves for non-profit policies written within the with-profit funds, less asset shares aggregated across the with-profit policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees.

Long-term and savings business
Collective term for life insurance, pensions, savings, investments and related business.

Market Consistent Embedded Value
Aviva's Market Consistent Embedded Value (MCEV) methodology which is in accordance with the MCEV Principles published by the CFO Forum in June 2008 as amended in October 2009.

Net written premiums
Total gross written premiums for the given period, minus premiums paid over or 'ceded' to reinsurers.

Net asset value per ordinary share
Net asset value divided by the number of ordinary shares in issue. Net asset value is based on equity shareholders' funds.

Present value of new business (PVNBP)
Present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business under Market Consistent Embedded Value (MCEV) principles published by the CFO Forum.

'Soft' insurance market
A term used to describe the state of the general insurance market. A "soft" insurance market is characterised by low levels of profitability and market competition driving premium rates lower. Soft insurance markets generally occur when there is excess capital and are the opposite of "hard" insurance markets.

Turnbull Guidance on Internal Control
The Turnbull Guidance sets out best practice on internal controls for UK listed companies, and provides additional guidance in applying certain sections of the UK Corporate Governance.

Market Consistent Embedded Value (MCEV) terms

Asymmetric risk
Risks that will cause shareholder profits to vary where the variation above and below the average are not equal in distribution.

CFO Forum
The CFO Forum (www.cfoforum.nl) is a high-level group formed by the chief financial officers of major European listed and non-listed insurance companies. Its aim is to discuss issues relating to proposed new accounting regulations for their businesses and how they can create greater transparency for investors.

The forum was created in 2002, the Market Consistent Embedded Value Principles were launched in June 2008. The principles are a further development of the European Embedded Value Principles first launched in May 2004.

Cost of non-hedgeable risks
This is the cost of undertaking those risks for which a deep and liquid market in which to hedge that risk does not exist. This can include both financial risks and non-financial risks such as mortality, persistency and expense.

Covered business
The contracts to which the MCEV methodology has been applied.

EU solvency
The excess of assets over liabilities and the worldwide minimum solvency margins, excluding goodwill and the additional value of in-force long-term business, and excluding the surplus held in the Group's life funds. The Group solvency calculation is determined according to the UK Financial Services Authority application of EU Insurance Groups Directive rules.

Financial options and guarantees
Features of the covered business conferring potentially valuable guarantees underlying, or options to change, the level or nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

Free surplus
The amount of any capital and surplus allocated to, but not required to support, the in-force covered business.

Frictional costs
The additional taxation and investment costs incurred by shareholders through investing the Required Capital in the Company rather than directly.

Group MCEV
A measure of the total consolidated value of the Group with covered life business included on an MCEV basis and non-covered business (including pension schemes and goodwill) included on an IFRS basis.

Gross risk-free yields
Gross of tax yields on risk-free fixed interest investments, generally swap rates under MCEV.

Implicit items
Amounts allowed by local regulators to be deducted from capital amounts when determining the EU required minimum margin.

Life business
Subsidiaries selling life and pensions contracts that are classified as covered business under MCEV.

Life MCEV
The MCEV balance sheet value of covered business as at the reporting date. Excludes non-covered business including pension schemes and goodwill.

Life MCEV operating earnings
Operating earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations and is stated before tax, impairment of goodwill and exceptional items.

Life MCEV earnings
Total earnings on the MCEV basis relating to the lines of business included in the embedded value calculations. From continuing operations.

Look-through basis
Inclusion of the capitalised value of profits and losses arising from subsidiary companies providing administration, investment management and other services to the extent that they relate to covered business.

Long-term savings
Includes life and pension sales calculated under MCEV and retail investment sales.

Market consistent
A measurement approach where economic assumptions are such that projected asset cash flows are valued consistently with current market prices for traded assets.

Net worth
The market value of the shareholders' funds and the shareholders' interest in the surplus held in the non-profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets, and consists of the required capital and free surplus.

Market Consistent Embedded Value (MCEV) terms cont.

New business margin
New business margins are calculated as the value of new business divided by the present value of new business premiums (PVNBP), and expressed as a percentage.

Present value of new business premiums (PVNBP)
The present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

Required capital
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to shareholders is restricted.

Risk-free rate (reference rate in CFO Forum terminology)
The risk-free rate is taken as swaps except for all contracts that contain features similar to immediate annuities and are backed by appropriate assets, including paid up group deferred annuities and all other contracts in the Netherlands, and deferred annuities and all other contracts in the US. The adjusted risk-free rate is taken as swaps plus the additional return available for products and where backing asset portfolios can be held to maturity.

Service companies
Companies providing administration or fund management services to the covered business.

Solvency cover
The excess of the regulatory value of total assets over total liabilities, divided by the regulatory value of the required minimum solvency margin.

Spread business
Contracts where a significant source of shareholder profits is the taking of credit spread risk that is not passed on to policyholders. The most significant spread business in Aviva are immediate annuities and US deferred annuities and life business.

Statutory basis
The valuation basis and approach used for reporting financial statements to local regulators.
Stochastic techniques
Techniques that incorporate the potential future variability in assumptions.

Symmetric risks
Risks that will cause shareholder profits to vary where the variation above and below the average are equal and opposite. Financial theory says that investors do not require compensation for non-market risks that are symmetrical as the risks can be diversified away by investors.

Time value and intrinsic value
A financial option or guarantee has two elements of value, the time value and intrinsic value. The intrinsic value is the discounted value of the option or guarantee at expiry, assuming that future economic conditions follow best estimate assumptions. The time value is the additional value arising from uncertainty about future economic conditions.

Value of new business
Is calculated using economic assumptions set at the start of each quarter and the same operating assumptions as those used to determine the embedded values at the end of the reporting period and is stated after the effect of any frictional costs. Unless otherwise stated, it is also quoted net of tax and minority interests.

Shareholder services

Shareholder profile as at 31 December 2011

By category of shareholder	Number of shareholders	%	Number of shares	%
Individual	578,603	96.88	270,555,684	9.11
Banks and nominee companies	15,563	2.61	2,662,548,530	89.63
Pension fund managers and insurance companies	241	0.04	2,357,297	0.08
Other corporate bodies	2,838	0.47	35,041,075	1.18
Total	597,245	100	2,970,502,586	100

By size of shareholding	Number of shareholders	%	Number of shares	%
1-1,000	540,772	90.54	150,357,346	5.06
1,001-5,000	50,250	8.41	95,608,617	3.22
5,001-10,000	3,389	0.57	23,580,910	0.79
10,001-250,000	2,209	0.37	95,497,159	3.22
250,001-500,000	167	0.03	58,280,304	1.96
500,001 and above	457	0.08	2,539,341,882	85.49
American Depositary Receipts (ADRs)	1	0.00	7,836,368+	0.26
Total	597,245	100	2,970,502,586	100

†	The number of registered ordinary shares represented by ADRs. Please note that each Aviva ADR represents two (2) ordinary Aviva shares.

2012 financial calendar

Annual General Meeting	3 May 2012
Announcement of first quarter Interim Management Statement Announcement of unaudited half-year results Announcement of third quarter Interim Management Statement	17 May 2012 9 August 2012 8 November 2012

2011 final dividend dates - ordinary shares

Ex-dividend date	21 March 2012
Record date Scrip dividend price setting period Scrip dividend price announcement date Last date for receipt of Scrip elections Dividend payment date *	23 March 2012 21, 22, 23, 26, 27 March 2012 28 March 2012 18 April 2012 17 May 2012

*	Please note that the ADR local payment date will be approximately five business days after the proposed dividend date for ordinary shares.

Annual General Meeting (AGM)

■	The 2012 Aviva AGM will be held at The Barbican Centre, Silk Street, London EC2Y 8DS, on Thursday, 3 May 2012 at 11 am.
■	Details of all the resolutions to be considered at the AGM are given in the Notice of AGM, which will be available on the Company's website at www.aviva.com/agm.
■	Shareholders can vote:
- By attending the meeting in person;
- Electronically at www.aviva.com/agm; or
- By completing and returning the relevant voting card(s) by post.
■	The voting results for the 2012 AGM, including proxy votes and votes withheld, will be accessible on the Company's website at www.aviva.com/agm shortly after the meeting.
■
If you are unable to attend the AGM but would like to ask the Board of directors a question regarding the business of the meeting, please submit your question via our website at www.aviva.com/agm or send an email to avivashareholders@aviva.com. We will endeavour to provide a formal response to all questions submitted by shareholders.

Do you receive duplicate documents?
A number of shareholders still receive duplicate documentation and split dividend payments as a result of having more than one account on the Aviva Register of Members. If you think you fall into this group and would like to combine your accounts, please contact the Company's Registrar, Computershare, on the telephone number listed overleaf.

Dividends

■	Dividends on Aviva ordinary shares are normally paid in May and November; please see the table above for the key dates in respect of the 2011 final dividend.
■	Dividends paid on Aviva preference shares are normally paid in March, June, September and December; please visit www.aviva.com/preferenceshares for the latest dividend payment dates.
■	Holders of ordinary and preference shares will receive any dividends payable in Sterling and holders of ADRs will receive any dividends payable in US dollars.

Direct credit of dividend payments:
If you would like to have your cash dividends paid directly into your bank or building society account, please visit www.aviva.com/dividendmandate for more information or contact Computershare on the telephone number listed overleaf.

 Aviva Scrip Dividend Scheme:
If you would like to receive your dividends on ordinary shares in the form of new shares instead of cash, you can choose to join the Aviva Scrip Dividend Scheme. Please contact Computershare on the telephone number listed overleaf to acquire a personalised application form and a copy of the terms and conditions or, alternatively, you may visit www.aviva.com/ecomms for more information on how to make this election online.

Online Shareholder Services Centre - www.aviva.com/shareholderservices

The online shareholder services centre has been designed to provide useful information for holders of Aviva ordinary shares, preference shares and ADRs, and includes features to allow shareholders to manage their Aviva shareholdings easily and efficiently.
      Within the online centre you will be able to find a shareholders' guide, current and historic ordinary share and ADR prices, share dealing information, news, updates and, when available, presentations from Aviva's senior management. You will also be able to download an electronic copy of recent Company reports.
      The Shareholders' Guide contains answers to a range of frequently asked questions on holding ordinary shares, preference shares and ADRs in Aviva.

Manage your holdings online
You can view and manage your shareholding online by visiting www.aviva.com/ecomms. To log in you will require your 11 digit Shareholder Reference Number (SRN), which you will find on your proxy or voting card, latest dividend stationery, or any share certificate issued since 4 July 2011.
      Shareholders can elect to receive electronic communications by registering their email address online, or by contacting Computershare directly. Making this election will save on printing and distribution costs and has environmental benefits.

Aviva Share Price Information

■	For ordinary shares and ADRs, please visit www.aviva.com/shareprice
■	For preference shares, please visit www.londonstockexchange.com

ShareGift

If you have a small number of shares which you consider uneconomical to sell, you may wish to consider donating them to ShareGift (Registered Charity: 1052686), a charity that specialises in accepting such unwanted small shareholdings. Donated shares are aggregated and sold, with the proceeds being used to support a wide range of UK registered charities.
      You can find out more about ShareGift by visiting www.sharegift.org or by calling them on +44 (0)207 930 3737. If you would like to donate your shares to ShareGift, please contact Computershare.

Be on your guard - beware of fraudsters!

Shareholders are advised to be very wary of any unsolicited telephone calls or correspondence offering to buy shares at a discount or offering free financial advice or company reports. If you receive any unsolicited calls or advice:
■	Make sure you get the correct name of the person and organisation;
■	Check that they are properly authorised by the Financial Services Authority (FSA) by visiting www.fsa.gov.uk/register/; and
■	If the calls persist, hang up.
For more information please visit the warning to shareholders page at: www.aviva.com/shareholderservices.

Contact details
Ordinary and preference shares - Computershare
Shareholders will be aware that Aviva changed its Registrar from Equiniti Limited to Computershare Investor Services PLC in July 2011.
      For any queries regarding your shareholding, or to advise of changes to your personal details, please contact Computershare:

In writing: Computershare Investor Services PLC
The Pavilions, Bridgewater Road, Bristol BS99 6ZZ

By telephone: 0871 495 0105 (Lines are open from 8.30am to 5pm (UK time), Monday to Friday)
+44 117 378 8361 (if you are calling outside the UK).

By email: avivaSHARES@computershare.co.uk

American Depositary Receipts (ADRs) - Citibank
Aviva has a sponsored ADR facility administered by Citibank, NA. Any queries regarding Aviva ADRs can be directed to Citibank:

In writing: Citibank Shareholder Services
PO Box 43077, Providence, Rhode Island 02940-5000 USA

By telephone: +1 877 248 4237 (free phone for callers within the US)
+1 781 575 4555 (for callers outside the US non-free phone)

By email: citibank@shareholders-online.com

Fax enquiries: +1 201 324 3284

Please visit www.citi.com/dr for further information about Aviva's ADR programme.

Group Company Secretary
Shareholders may contact the Group Company Secretary as follows:

In writing: Kirstine Cooper, Group Company Secretary
St Helen's, 1 Undershaft, London EC3P 3DQ

By telephone: + 44 (0) 20 7283 2000

By email: aviva.shareholders@aviva.com

Form 20-F

Aviva is a foreign private issuer in the United States of America and is subject to certain reporting requirements of the Securities Exchange Commission (SEC). Aviva files its Form 20-F with the SEC, copies of which can be found at www.aviva.com/reports.

Useful links for shareholders

Aviva shareholder services centre
www.aviva.com/shareholderservices

ADR holders
www.aviva.com/adr

Aviva preference shareholders
www.aviva.com/preferenceshares

Dividend information for ordinary shares
www.aviva.com/dividends

Register for electronic communications
www.aviva.com/ecomms

Annual General Meeting information and Electronic Voting†
www.aviva.com/agm

Aviva share price
www.aviva.com/shareprice

†	Completed proxy instructions must be submitted to the Company's Registrar, Computershare, as soon as possible, but in any event to arrive by no later than:

■	11am on Tuesday, 1 May 2012 for ordinary shareholders.
■	11am on Monday, 30 April 2012 for members of the Aviva Share Account and participants in the Aviva All Employee Share Ownership Plan.

End of part 5 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 8 March, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary